                                                           FILED PURSUANT TO RULE NO. 424(b)(5)
                                                           REGISTRATION NO. 333-47570

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 25, 2000)

                               10,000,000 SHARES

                           [XM SATELLITE RADIO LOGO]
                              CLASS A COMMON STOCK
                               -----------------

XM SATELLITE RADIO HOLDINGS INC. IS OFFERING 10,000,000 SHARES OF ITS CLASS A COMMON STOCK.

                              -------------------

OUR CLASS A COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "XMSR." ON DECEMBER 5, 2001, THE REPORTED LAST SALE PRICE OF OUR CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $12.752 PER SHARE.

                              -------------------

INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-6 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 8 OF THE ACCOMPANYING PROSPECTUS.
                               -----------------

                             PRICE $11.25 PER SHARE
                               -----------------

                                                                   UNDERWRITING
                                                     PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                      PUBLIC        COMMISSIONS       COMPANY
                                                   -------------   -------------   -------------
PER SHARE........................................     $11.25          $.25            $11.00
TOTAL............................................  $112,500,000    $2,500,000      $110,000,000

WE HAVE GRANTED THE UNDERWRITER THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 1,500,000 SHARES TO COVER OVER-ALLOTMENTS.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS ON DECEMBER 10, 2001.

                              -------------------

                                 MORGAN STANLEY

DECEMBER 5, 2001

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                          PAGE
                                        --------
Prospectus Supplement Summary.........     S-1
Risk Factors..........................     S-6
Use of Proceeds.......................    S-14
Dilution..............................    S-15
Price Range of Our Class A Common
  Stock...............................    S-16
Dividend Policy.......................    S-16

                                          PAGE
                                        --------

Capitalization........................    S-17
Certain Capital Stock and
  Stockholder Information.............    S-18
The Underwriter.......................    S-21
Legal Matters.........................    S-22
Experts...............................    S-22

                                   PROSPECTUS

                                          PAGE
                                        --------
Summary...............................       4
Risk Factors..........................       8
Use of Proceeds.......................      18
Description of Debt Securities........      19
Description of Common Stock...........      27
Description of Preferred Stock........      28
Description of Depositary Shares......      30

                                          PAGE
                                        --------

Description of Warrants...............      34
Description of Rights.................      35
Book-Entry Securities.................      36
Plan of Distribution..................      38
Legal Matters.........................      39
Experts...............................      39

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY NOT BE USED WHERE IT IS NOT LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THIS PROSPECTUS SUPPLEMENT SUMMARY DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN OUR CLASS A COMMON STOCK. PLEASE READ THE ENTIRE PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS CAREFULLY, INCLUDING THE SECTIONS ENTITLED "RISK FACTORS." THE TERMS "WE," "OUR," AND "US" REFER TO XM SATELLITE RADIO HOLDINGS INC. AND ITS SUBSIDIARIES. THE TERM "XM" REFERS TO XM SATELLITE RADIO HOLDINGS INC.'S SUBSIDIARY, XM SATELLITE RADIO INC.

OUR BUSINESS

    We seek to become a premier nationwide provider of audio entertainment and information programming for reception by vehicle, home and portable radios. Through our two high-power satellites "Rock" and "Roll," our XM Radio service offers 100 channels of music, news, talk, sports and children's programming developed by us or third parties for a monthly subscription price of $9.99. We believe XM Radio will appeal to consumers because of our clear sound quality from digital signal radios, extensive variety of programming and nationwide coverage. We will build a subscriber base for XM Radio through multiple distribution channels, including an exclusive distribution arrangement with General Motors, other automotive manufacturers, car audio dealers and national electronics retailers. We commenced commercial service of XM Radio in San Diego and Dallas/Ft. Worth in late September 2001, expanded across the southern half of the United States in mid-October and launched nationwide in November.

    We transmit the XM Radio signal throughout the continental United States from "Rock" and "Roll." We have a network of terrestrial repeaters, which are ground-based electronics equipment that receive and re-transmit the satellite signals to augment our satellite signal coverage. Mass production of chipsets and XM radios have commenced to meet expected demand. XM radios are available under the Sony, Pioneer and Alpine brand names at national consumer electronics retailers, such as Circuit City, Best Buy, Radio Shack, Sears and others, representing over 6,000 retail outlets.

    We offer our consumers a unique listening experience by providing 100 channels of programming, coast-to-coast coverage and clear sound with our digital signals. Our 100 channels include diverse programming tailored to appeal to a large audience, including urban and rural listeners of virtually all ages, and to specific groups that our research has shown are most likely to subscribe to our service. We have original music and talk channels created by XM Originals, our in-house programming unit, and channels created by well-known providers of brand name programming, including MTV, VH1, ESPN Radio, Radio Disney, CNN, CNBC, USA Today, Fox News, BET, E!, Radio One, Clear Channel, and Hispanic Broadcasting Corporation. We have a team of programming professionals with a successful record of introducing new radio formats and building local and national listenership.

    In addition to our subscription fee, we expect to generate revenues from sales of limited advertising time on a number of channels. XM Radio offers a new national radio platform for advertisers that solves many of the problems associated with buying radio advertising nationally on a spot or syndicated basis. Through affinity and niche programming, we offer advertisers an effective way to aggregate geographically disparate groups of listeners in their targeted demographic markets.

    Market data show strong demand for radio service. Over 75% of the entire United States population age 12 and older listens to the radio daily, and over 95% listens to the radio weekly. However, many radio listeners have access to only a limited number of radio stations and listening formats offered by traditional AM/FM radio. We expect XM Radio to be attractive to underserved radio listeners who want expanded radio choices. Market studies conducted for us project that as many as 49 million people may subscribe to satellite radio by 2012. We believe, based on our own recent surveys and work with focus groups, that there is a significant market for XM Radio.

    Excluding the proceeds of this offering, we have raised $1.3 billion of equity and debt net proceeds to date from investors and strategic partners. Our strategic investors include General Motors, Hughes Electronics and DIRECTV, Clear Channel Communications and American Honda. We hold one of only two licenses issued by the Federal Communications Commission to provide satellite digital audio radio service in the United States.

    We have been a development stage company with no significant revenue generating operations. As our service has been rolled out nationally we will be recognizing revenue and expect to emerge from the development stage during the fourth quarter of 2001. The funds we have raised to date, together with the expected proceeds of this offering, are expected to be sufficient in the absence of additional financing to cover our funding needs into the fourth quarter of 2002. Thereafter we will require significant additional funds before we generate positive cash flow.

    Our executive offices are at 1500 Eckington Place, NE, Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our web site is not, and should not be deemed to be, part of this prospectus supplement.

                              RECENT DEVELOPMENTS

- We launched commercial service of XM Radio in Dallas/Ft.Worth and San Diego on September 25, 2001. We continued our rollout throughout the southeastern and southwestern U.S. during October and our service became available nationwide on November 12, 2001.

- General Motors made XM radios available as an option in Cadillac Sevilles and Devilles this fall, and announced that it will expand to over 20 additional models during 2002. Customers leasing or financing new GM vehicles through GMAC will have the option of including a monthly XM Radio subscription as part of such lease or financing.

- We closed a $66 million financing package with subsidiaries of The Boeing Company in December 2001. The financing includes a $35 million loan and deferral of $31 million of obligations to Boeing, our satellite manufacturer.

- Motient Corporation, formerly our largest stockholder, converted all of its Class B common shares into Class A common stock and transferred the stock to four parties, including Hughes Electronics Corporation, an affiliate of General Motors and DIRECTV, two of our existing stockholders. As a result, Hughes Electronics, together with its subsidiaries, is now our largest single stockholder.

- We have relationships with Freightliner Corporation and Pana-Pacific and expect XM radios to be available in Freightliner and Peterbilt trucks and Winnebago RVs during the fourth quarter of 2001.

- In September 2001, we signed a non-exclusive agreement with Porsche Cars North America to install XM radios in their vehicles.

- The Company has received a number of awards and honors. Among them, XM was named an "Invention of the Year" by Time Magazine and won a 2001 "Best of What's New" Grand Award from Popular Science Magazine in the electronics category. In addition, Sony's XM "Plug-and-Play" Satellite Radio Receiver (DRN-XM01) received a "Best of What's New" award from Popular Science Magazine. XM won several awards at the 2001 International Consumer Electronics Show, including "Best of CES" in the automotive category.

                                  THE OFFERING

Issuer....................................  XM Satellite Radio Holdings Inc.

Class A common stock offered..............  10,000,000 shares

Common stock to be outstanding after the
  offering................................  72,949,133 shares, all Class A common stock (1)(2)

Over-allotment option.....................  1,500,000 shares of Class A common stock

Use of proceeds...........................  We will use the net proceeds from this offering for general corporate purposes, which may include marketing
                                            expenses, system operating expenses and working capital.

Dividend policy...........................  We presently do not intend to pay dividends on our
                                            Class A common stock. We plan to retain any earnings
                                            for use in our operations and expansion of our business.

Nasdaq National Market symbol for Class A
  common stock............................  XMSR

------------------------

(1) Based on the number of shares of Class A common stock outstanding as of November 30, 2001, and excludes:

    - 10,786,504 shares of Class A common stock issuable upon conversion of Series A convertible redeemable preferred stock, which converts at the option of the holder on a one-for-one basis;

    - 1,084,111 shares of Class A common stock issuable upon conversion of Series B convertible redeemable preferred stock, which converts at the option of the holder at a rate of 1.25 shares of Class A common stock for each share held;

    - 11,474,556 shares of Class A common stock issuable upon conversion of Series C convertible redeemable preferred stock, liquidation preference of $1,000 per share, which converts at the option of the holder at a conversion price of $22.70 per share (without giving effect to any adjustment as a result of this offering);

    - 6,466,830 shares of Class A common stock issuable upon conversion of 7.75% convertible subordinated notes due 2006, which convert at the option of the holder at a conversion price of $12.225 per share;

    - 5,487,990 shares of Class A common stock issuable upon exercise of outstanding options exercisable at exercise prices ranging from $4.82 per share to $45.44 per share;

    - 2,852,200 shares of Class A common stock issuable upon exercise of warrants outstanding at an exercise price of $45.27 (without giving effect to any adjustment as a result of this offering);

    - Up to 2% of the total number of shares of Class A common stock on a fully diluted basis issuable to Sony, upon the achievement of certain performance targets at an exercise price of 105% of the then current market price at the time performance targets are achieved; and

    - 90,000 shares of Class A common stock issuable upon exercise of warrants outstanding at an exercise price of $26.50.

(2) No shares of Class B or Class C common stock were outstanding as of November 30, 2001.

                                  RISK FACTORS

    You should read the "Risk Factors" sections beginning on page S-6 of this prospectus supplement and page 8 of the accompanying prospectus as well as the other cautionary statements throughout the entire prospectus supplement so that you understand the risks associated with an investment in our Class A common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The pro forma information in the following balance sheets table additionally gives effect to the following as if it had occurred on September 30, 2001:

    - our borrowing of $35,000,000 from Boeing Capital Services Corporation and the conversion by Motient Corporation of all of its shares of Class B common stock into Class A common stock, which occurred after September 30, 2001 but prior to this offering.

    The pro forma as adjusted information in the following balance sheets table gives effect to the following as if it had occurred on September 30, 2001:

    - our receipt of the net proceeds from the sale of 10,000,000 shares of Class A common stock at an offering price of $11.25 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

                                          YEARS ENDED DECEMBER 31,
                             ---------------------------------------------------
                                1997         1998         1999          2000
                             ----------   ----------   -----------   -----------
                                      (IN THOUSANDS, EXCEPT SHARE DATA)
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenue....................  $       --   $       --   $        --   $        --
                             ----------   ----------   -----------   -----------

Operating expenses:
  Research and
    development............          --       (6,941)       (4,274)       (7,397)
  Professional fees........      (1,090)      (5,242)       (9,969)      (22,836)
  General and
    administrative.........         (20)      (4,010)      (16,448)      (49,246)
                             ----------   ----------   -----------   -----------
  Total operating
    expenses...............      (1,110)     (16,193)      (30,691)      (79,479)
                             ----------   ----------   -----------   -----------

Operating loss.............      (1,110)     (16.193)      (30,691)      (79,479)
Other income (expense)--
  interest income
  (expense), net...........        (549)          26        (6,205)       27,606
                             ----------   ----------   -----------   -----------
Net loss...................  $   (1,659)  $  (16,167)  $   (36,896)  $   (51,873)
                             ==========   ==========   ===========   ===========

Series B preferred stock
  deemed dividend..........          --           --            --       (11,211)
Series C preferred stock
  beneficial conversion
  charge...................          --           --            --      (123,042)
Preferred stock dividend
  requirement..............          --           --            --       (15,212)
                             ----------   ----------   -----------   -----------
Net loss applicable to
  common stockholders......  $   (1,659)  $  (16,167)  $   (36,896)  $  (201,338)
                             ==========   ==========   ===========   ===========
Net loss per share--basic
  and diluted..............  $    (0.26)  $    (2.42)  $     (2.40)  $     (4.15)
                             ==========   ==========   ===========   ===========
Weighted average shares
  used in computing net
  loss per share--basic and
  diluted..................   6,368,166    6,689,250    15,344,102    48,508,042

                                                           DECEMBER 15, 1992
                                 NINE MONTHS ENDED       (DATE OF INCEPTION) TO
                                   SEPTEMBER 30,             SEPTEMBER 30,
                             -------------------------   ----------------------
                                2000          2001              2001(1)
                             -----------   -----------   ----------------------
                                     (IN THOUSANDS, EXCEPT SHARE DATA)
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenue....................  $        --   $         1          $       1
                             -----------   -----------          ---------
Operating expenses:
  Research and
    development............       (7,634)       (6,568)           (25,180)
  Professional fees........      (16,534)      (12,613)           (51,750)
  General and
    administrative.........      (34,766)     (127,152)          (196,876)
                             -----------   -----------          ---------
  Total operating
    expenses...............      (58,934)     (146,333)          (273,806)
                             -----------   -----------          ---------
Operating loss.............      (58,934)     (146,332)          (273,805)
Other income (expense)--
  interest income
  (expense), net...........       21,046         5,924             26,803
                             -----------   -----------          ---------
Net loss...................  $   (37,888)  $  (140,408)         $(247,002)
                             ===========   ===========          =========
Series B preferred stock
  deemed dividend..........      (11,211)           --
Series C preferred stock
  beneficial conversion
  charge...................     (123,043)           --
Preferred stock dividend
  requirement..............       (9,424)      (17,365)
                             -----------   -----------
Net loss applicable to
  common stockholders......  $  (181,566)  $  (157,773)
                             ===========   ===========
Net loss per share--basic
  and diluted..............  $     (3.76)  $     (2.65)
                             ===========   ===========
Weighted average shares
  used in computing net
  loss per share--basic and
  diluted..................   48,350,090    59,472,304

                                                                 AS OF                                      AS OF
                                                             DECEMBER 31,                            SEPTEMBER 30, 2001
                                              -------------------------------------------   -------------------------------------
                                                                                                            PRO        PRO FORMA
                                                1997       1998       1999        2000        ACTUAL       FORMA      AS ADJUSTED
                                              --------   --------   --------   ----------   ----------   ----------   -----------
                                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:

  Cash and cash equivalents.................  $     1    $    310   $120,170   $  224,903   $  129,579   $  163,616   $  273,216
  Restricted investments(2).................       --          --         --      161,166       76,792       76,792       76,792
  System under construction.................   91,932     169,029    362,358      805,563      274,594      274,594      274,594
  Property and equipment in service, net....       --         449      2,551       59,505      841,632      841,632      841,632
  Total assets..............................   91,933     170,485    515,189    1,293,218    1,376,711    1,411,711    1,521,311
  Total long-term debt......................   82,504     140,332        212      262,665      375,133      410,133      410,133
  Total liabilities.........................   82,949     177,668     30,172      337,266      434,420      469,420      469,420
  Stockholders' equity (deficit)............    8,984      (7,183)   485,017      955,952      942,291      942,291    1,051,891

------------------------------
(1) Business activity for the period from December 15, 1992, which was our date of inception, through December 31, 1996 was insignificant.

(2) Consists of a portfolio of U.S. government securities held by the trustee for the benefit of the holders of senior secured notes, a money market fund associated with a contract and certificates of deposit to collateralize letters of credit required by facility leases and other secured credits.

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS AND THE RISK FACTORS IN THE ACCOMPANYING PROSPECTUS AND ALL OF THE OTHER INFORMATION HEREIN AND THEREIN BEFORE MAKING AN INVESTMENT DECISION.

    Some of the information herein may contain forward looking statements. Such statements can be identified by the use of forward looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward looking" information. When considering such forward looking statements, you should keep in mind the risk factors and other cautionary statements herein. The risk factors noted in this section and other factors noted herein, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward looking statement.

YOU COULD LOSE MONEY ON YOUR INVESTMENT BECAUSE WE HAVE JUST STARTED OPERATIONS AND GENERATION OF REVENUES.

    We have been a development stage company through September 30, 2001. We have just started to generate revenues and expect to emerge from the development stage during the fourth quarter of 2001. Unless we generate significant revenues, you could lose money on your investment. Our ability to generate revenues and ultimately to become profitable will depend upon several factors, including whether we can attract and retain enough subscribers and advertisers to XM Radio; whether our XM Radio system continues to operate at an acceptable level; whether we compete successfully; and whether the FCC grants us all additional necessary authorizations in a timely manner.

OUR EXPENDITURES AND LOSSES HAVE BEEN SIGNIFICANT AND ARE EXPECTED TO GROW.

    As of September 30, 2001, we had incurred capital expenditures of $1.0 billion and aggregate net losses approximating $247.0 million from our inception through September 30, 2001. We expect our net losses and negative cash flow to grow as we make payments under our various distribution contracts, incur marketing and subscriber acquisition costs and make interest payments on our outstanding indebtedness. If we are unable ultimately to generate sufficient revenues to become profitable and have positive cash flow, you could lose money on your investment.

THE PROCEEDS FROM THIS TRANSACTION WILL NOT PROVIDE SUFFICIENT FINANCING FOR OUR BUSINESS PLAN AND ADDITIONAL FINANCING MIGHT NOT BE AVAILABLE.

    The proceeds from this offering are expected to be sufficient in the absence of additional financing to cover our estimated funding needs into the fourth quarter of 2002. However, if the number of actual subscribers, or the cost to acquire each new subscriber, differs substantially from the projected number, we may need substantial additional funding. We anticipate that we will need an additional $40 million to $65 million through the end of 2002, and will require additional funding thereafter. These amounts are estimates and may change, and we may need additional financing in excess of these estimates. In addition, we have substantial payment obligations under a distribution agreement with General Motors. Our actual funding requirements could vary materially from our current estimates. We may have to raise more funds than expected to remain in business and to continue to develop and market the XM Radio system.

    We plan to raise future funds by selling debt or equity securities, or both, publicly and/or privately and by obtaining loans or other credit lines from banks or other financial institutions. We need the consent of holders of at least 60% of the Series C preferred stock before issuing additional equity securities (including equity securities issuable upon conversion of debt securities), which could hamper our ability to raise additional funds. We may not be able to raise sufficient funds on favorable terms or at all. If we fail to obtain any necessary financing on a timely basis, then the growth of our satellite radio business could be materially impacted and we could default on our commitments to our distribution partners, creditors or others and may have to discontinue operations or seek a purchaser for our business or assets.

DEMAND FOR OUR SERVICE MAY BE INSUFFICIENT FOR US TO BECOME PROFITABLE.

    Before our commercial launch in September 2001, there was no mobile satellite digital audio radio service in commercial operation in the United States. As a result, we cannot estimate with any certainty the potential consumer demand for such a service or the degree to which we will meet that demand. Among other things, consumer acceptance of XM Radio will depend upon whether we obtain, produce and market high quality programming consistent with consumers' tastes; the willingness of consumers to pay subscription fees to obtain satellite radio service; the cost and availability of XM radios; and XM Radio's and our competitors' marketing and pricing strategy. If demand for our service does not develop as expected, we may not be able to generate enough revenues to become profitable or generate positive cash flow. Although we have commissioned market studies which attempt to measure market demand, these studies are based upon statistical sampling methods and reflect responses to hypothetical questions. Consequently, the data may not be accurate. We caution you not to place undue reliance on this data.

WEAKER THAN EXPECTED MARKET AND ADVERTISER ACCEPTANCE OF OUR XM RADIO SERVICE COULD ADVERSELY AFFECT OUR ADVERTISING REVENUE AND RESULTS OF OPERATION.

    Because we expect to derive a significant part of our future revenues from advertising, market and advertiser acceptance of our XM Radio service will be critical to the success of our business. Our ability to generate advertising revenues will be directly affected by the number of subscribers to our XM Radio service and the amount of time subscribers spend listening to our various channels. Our ability to generate advertising revenues will also depend on several factors, including the level and type of market penetration of our service, competition for advertising dollars from other media, and changes in the advertising industry and economy generally. We directly compete for audiences and advertising revenues with Sirius Satellite Radio, the other satellite radio licensee, and traditional AM/FM radio stations, some of which maintain longstanding relationships with advertisers and possess greater resources than we do. Because FCC regulations limit our ability to offer our radio service other than to subscribers on a pay-for-service basis, certain advertisers may be less likely to advertise on our radio service.

    We believe that advertising is a discretionary business expense for many business organizations and industries. Consequently, the current slowdown in the United States economy generally, and further downturns in the economy or in a particular business sector that represents a significant share of our advertising revenues, could adversely affect our advertising revenues and, therefore, our results of operations.

FAILURE OF THIRD PARTIES TO PERFORM COULD AFFECT OUR REVENUES.

    We need to assure continued proper manufacturing and distribution of XM radios and development and provision of programming in connection with our service. Many of these tasks depend on the efforts of third parties. If one or more of these matters is not performed in a sufficient manner, our revenues could be less than expected and our business may suffer.

HIGHER THAN EXPECTED SUBSCRIBER ACQUISITION COSTS OR SUBSCRIBER TURNOVER COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

    We are spending substantial funds on advertising and marketing and in transactions with car and radio manufacturers and other parties to obtain or as part of the expense of attracting new subscribers. If the costs of attracting new subscribers or incentivizing other parties is greater than expected, our financial performance and results of operations will be adversely affected.

    We expect to experience some subscriber turnover, or churn. Because we have just begun commercial operations, we cannot predict the amount of churn we will experience. We also cannot predict how successful we will be at retaining customers who purchase or lease vehicles that include a subscription to our service. Subscriber turnover or our inability to retain customers who purchase or lease new vehicles with our service could adversely affect our financial performance and results of operations.

OUR SYSTEM MIGHT NOT WORK AS EXPECTED.

    Our system involves new applications of existing technology and the complex integration of different technologies which may not continue to work as planned. Prior to our commencement of operations, satellites and terrestrial repeater networks have not been integrated and used together on the scale we contemplate. Our integrated system has only recently been fully deployed and tested, and may not continue to function as expected within any particular market or deployment area. Failure to integrate these technologies may result in areas with impediments to satellite line of sight experiencing dead zones where our signals cannot be received clearly or are of low quality.

COMPETITION FROM SIRIUS SATELLITE RADIO AND TRADITIONAL AND EMERGING AUDIO ENTERTAINMENT PROVIDERS COULD ADVERSELY AFFECT OUR REVENUES.

    In seeking market acceptance, we will encounter competition for both listeners and advertising revenues from many sources, including Sirius Satellite Radio, the other U.S. satellite radio licensee; traditional and (when available) digital AM/FM radio; Internet based audio providers; direct broadcast satellite television audio service; and cable systems that carry audio service. Sirius Satellite Radio has three operational satellites in-orbit. Sirius has announced in recent SEC filings and press releases that it expects to begin commercial operations in the first quarter of next year. Sirius also has recently announced that it will offer its service for a monthly charge of $12.95, featuring 100 channels at launch. If Sirius is able to offer a more attractive service or enhanced features, has stronger marketing or distribution channels, it may gain a competitive advantage over us.

    Unlike XM Radio, traditional AM/FM radio already has a well established and dominant market presence for its services and generally offers free broadcast reception supported by commercial advertising rather than by a subscription fee. Further, the incumbent terrestrial broadcasters have announced intentions to enhance their existing broadcasts with additional digital quality services utilizing new technology in the near future. Also, many radio stations offer information programming of a local nature, such as traffic and weather reports, which XM Radio is not expected to offer as effectively as local radio, or at all. To the extent that consumers place a high value on these features of traditional AM/FM radio, we are at a competitive disadvantage to the dominant providers of audio entertainment services.

PREMATURE DEGRADATION OR FAILURE OF OUR SATELLITES COULD DAMAGE OUR BUSINESS.

    If one of our satellites were to fail (or suffer performance degradation) prematurely and unexpectedly, it likely would affect the quality of our service, interrupt the continuation of our service and harm our business. This harm to our business would continue until we either launched our ground spare satellite or had additional satellites built or launched. A number of factors may decrease the useful lives of our satellites, including: defects in construction; faster than expected degradation of solar array output power; loss of on board station-keeping system; failure of satellite components that are not protected by back-up units; electrostatic storms; and collisions with other objects in space. In addition, our network of terrestrial repeaters communicates principally with one satellite. If the satellite communicating with the repeater network fails unexpectedly, we would have to repoint all the repeaters to communicate with the other satellite. This would result in a degradation of service that could last several days and could harm our business.

    In September, our satellite manufacturer, Boeing Satellite Systems International, advised us of a progressive degradation problem with the solar array output power of 702 class satellites, including both XM Rock and XM Roll. At the present time, the output power of our solar arrays and the broadcast signal strength are above minimum acceptable levels and are expected to remain that way at least through 2005, permitting full operation of the XM system (based on the patterns projected by Boeing) through that time. We have advised our insurance carriers of this situation. Since the issue is common to 702 class satellites, the manufacturer is watching closely the progression of the problem, including data from a satellite in orbit approximately 18 months' longer than XM Rock and XM Roll. With this 18-month advance visibility of performance levels, our insurance arrangements, one spare satellite already purchased (which is being modified to address the solar array anomaly) and priced options on additional satellites, we believe that we will be able to launch additional satellites prior to the time the solar power problem might cause the broadcast signal strength to fall below acceptable levels. Should the solar array output power degrade more rapidly (or to a greater extent) than projected by the manufacturer, there could be an adverse impact on our quality of service until replacement satellites are in operation.

LOSSES FROM SATELLITE DEGRADATION MAY NOT BE FULLY COVERED BY INSURANCE.

    We purchased launch and in-orbit insurance policies from global space insurance underwriters. If either satellite suffers a total or partial failure, our insurance may not fully cover our losses. For example, our insurance does not cover and we do not have protection against business interruption, loss of business or similar losses. Also, our insurance contains customary exclusions and material change conditions that could limit our recovery. We do not expect a final determination regarding insurance recovery for the solar array anomaly relating to XM Rock and XM Roll for several months (or even years) while the impact of the situation is being assessed.

LARGE PAYMENT OBLIGATIONS UNDER OUR DISTRIBUTION AGREEMENT WITH GENERAL MOTORS MAY PREVENT US FROM BECOMING PROFITABLE.

    We have significant payment obligations under our long-term agreement with General Motors for the installation of XM radios in General Motors vehicles and the distribution of our service to the exclusion of other satellite radio services. These payment obligations, which could total several hundred million dollars over the life of the contract, may prevent us from becoming profitable. A significant portion of these payments are fixed in amount, and we must pay these amounts even if General Motors does not meet performance targets in the contract. Although this agreement is subject to renegotiation if General Motors does not achieve and maintain specified installation levels, we cannot predict the outcome of any such renegotiation.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH WHICH COULD REDUCE THE VALUE OF OUR SECURITIES.

    As of September 30, 2001, we had total indebtedness of $410.1 million, on a pro forma basis reflecting the borrowing of $35 million from Boeing completed prior to this offering, and stockholders' equity of $942.3 million. Our substantial indebtedness could have important consequences to you. For example, it could: increase our vulnerability to general adverse economic and industry conditions; limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements; require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; place us at a competitive disadvantage compared to our competitors that have less debt; and limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. And, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

JOINT DEVELOPMENT AGREEMENT FUNDING REQUIREMENTS COULD BE SIGNIFICANT.

    Under our agreement with Sirius Radio, each party is obligated to fund one half of the development cost of the technologies used to develop a unified standard for satellite radios. Each party will be entitled to license fees or a credit towards its one half of the cost based upon the validity, value, use, importance and available alternatives of the technology it contributes. The applicability or validity of Sirius Radio's claims in their former patent suit against us could affect the determination of the amount of license fees or credits relating to contributed or licensed technology under the agreement. In our discussions we have yet to agree on the validity, value, use, importance and available alternatives of our respective technologies. If we fail to reach agreement, the fees or credits may be determined through binding arbitration. The companies have agreed to seek arbitration to resolve issues with respect to certain existing technology. We cannot predict at this time the amount of license fees or contribution payable by XM or Sirius Radio or the size of the credits to XM or Sirius Radio from the use of their respective technologies. This may require significant additional capital.

OUR BUSINESS MAY BE IMPAIRED BY THIRD PARTY INTELLECTUAL PROPERTY RIGHTS.

    Development of the XM Radio system has depended largely upon the intellectual property that we have developed and license from third parties. If the intellectual property that we have developed or use is not adequately protected, others will be permitted to and may duplicate the XM Radio system or service without liability. In addition, others may challenge, invalidate or circumvent our intellectual property rights, patents or existing sublicenses. Some of the know-how and technology we have developed and plan to develop will not be covered by United States patents. Trade secret protection and contractual agreements may not provide adequate protection if there is any unauthorized use or disclosure. The loss of necessary technologies could require us to obtain substitute technology of lower quality performance standards, at greater cost or on a delayed basis, which could harm our business.

    Other parties may have patents or pending patent applications which will later mature into patents or inventions which may block our ability to operate our system or license our technology. We may have to resort to litigation to enforce our rights under license agreements or to determine the scope and validity of other parties' proprietary rights in the subject matter of those licenses. This may be expensive. Also, we may not succeed in any such litigation.

    Third parties may bring suit against us for patent or other infringement of intellectual property rights. Any such litigation could result in substantial cost to, and diversion of effort by, our company, and adverse findings in any proceeding could subject us to significant liabilities to third parties; require us to seek licenses from third parties; block our ability to operate the XM Radio system or license its technology; or otherwise adversely affect our ability to successfully develop and market the XM Radio system.

FAILURE TO COMPLY WITH FCC REQUIREMENTS COULD DAMAGE OUR BUSINESS.

    As an owner of one of two FCC licenses to operate a commercial satellite radio service in the United States, we are subject to FCC rules and regulations, and the terms of our license, which require us to meet certain conditions such as interoperability of our system with the other licensed satellite radio system; coordination of our satellite radio service with radio systems operating in the same range of frequencies in neighboring countries; and coordination of our communications links to our satellites with other systems that operate in the same frequency band.

    Non-compliance by us with these conditions could result in fines, additional license conditions, license revocation or other detrimental FCC actions. We may also be subject to interference from adjacent radio frequency users if the FCC does not adequately protect us against such interference in its rulemaking process. In addition, the FCC has not yet issued final rules permitting us to deploy terrestrial repeaters to fill gaps in satellite coverage. We are operating our repeaters on a non-interference basis pursuant to a grant of special temporary authority from the FCC, which will need to be renewed by March 18, 2002, and this authority is currently being challenged by operators of terrestrial wireless systems who have asserted that our repeaters may cause interference. Our deployment of terrestrial repeaters may be impacted by the FCC's further actions, when taken.

IF THE CHALLENGE TO OUR FCC LICENSE IS SUCCESSFUL, OUR BUSINESS COULD BE HARMED.

    The award of our FCC license was challenged by one of the losing bidders in the initial FCC licensing procedure. The challenge was denied by the FCC, but the losing bidder filed with the FCC an application for review of this decision. The FCC has denied this application for review, but the losing bidder may still appeal the decision. If this challenge is successful, the FCC could take a range of actions, any of which could harm our ability to proceed with our planned satellite radio service.

IF WE DEFAULT UNDER OUR JOINT DEVELOPMENT AGREEMENT, SIRIUS SATELLITE RADIO'S PATENT INFRINGEMENT LAWSUIT AGAINST US COULD BE REFILED.

    Under our agreement with Sirius Radio for the development of a unified standard for satellite radios, the lawsuit Sirius Radio brought against us in January 1999 alleging our infringement of three Sirius Radio patents was withdrawn. We and Sirius Radio have agreed to cross-license our respective intellectual property. However, if this agreement is terminated before the value of the licenses has been determined due to our failure to perform a material covenant or obligation, then this suit could be refiled.

OUR SERVICE NETWORK OR OTHER GROUND FACILITIES COULD BE DAMAGED BY NATURAL CATASTROPHES.

    Since our ground-based network is attached to towers, buildings and other structures around the country, an earthquake, tornado, flood or other catastrophic event anywhere in the United States could damage our network, interrupt our service and harm our business in the affected area. We do not have replacement or redundant facilities that can be used to assume the functions of our repeater network or of our central production and broadcast facility in the event of a catastrophic event. Any damage to our repeater network would likely result in degradation of our service for some subscribers and could result in complete loss of service in affected areas. Damage to our central production and broadcast facility would restrict our production of programming and require us to obtain programming from third parties to continue our service.

CONSUMERS COULD STEAL OUR SERVICE.

    Like all radio transmissions, the XM Radio signal is subject to interception. Pirates may be able to obtain or rebroadcast XM Radio without paying the subscription fee. Although we use encryption technology to mitigate the risk of signal theft, such technology may not be adequate to prevent theft of the XM Radio signal. If widespread, signal theft could harm our business.

WE NEED TO OBTAIN RIGHTS TO PROGRAMMING, WHICH COULD BE MORE COSTLY THAN ANTICIPATED.

    We must negotiate and enter into music programming royalty arrangements with performing rights societies such as the American Society of Composers, Authors and Publishers, Broadcast Music, Inc. and SESAC, Inc. Radio broadcasters currently pay a combined total of approximately 4% of their revenues to these performing rights societies. We expect to negotiate or establish license fees through a rate court proceeding in the U.S. District Court for the Southern District of New York, but such royalty arrangements may be more costly than anticipated. We must also enter into royalty arrangements with the owners of the sound recordings, on whose behalf the Recording Industry Association of America will negotiate licenses and collect royalties for this performance right in sound recordings. Cable audio services currently pay a royalty rate of 6.5% of gross subscriber revenue set by the Librarian of

Congress. Although we believe we can distinguish XM Radio sufficiently from the cable audio services in order to negotiate a lower statutory rate, we may not be able to do so.

RAPID TECHNOLOGICAL AND INDUSTRY CHANGES COULD MAKE OUR SERVICE OBSOLETE.

    The satellite industry and the audio entertainment industry are both characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving industry standards. If we are unable to keep pace with these changes, our business may be unsuccessful. Products using new technologies, or emerging industry standards, could make our technologies obsolete. In addition, we may face unforeseen problems in operating the XM Radio system that could harm our business. Because we have depended on third parties to develop technologies used in key elements of the XM Radio system, more advanced technologies that we may wish to use may not be available to us on reasonable terms or in a timely manner. Further, our competitors may have access to technologies not available to us, which may enable them to produce entertainment products of greater interest to consumers, or at a more competitive cost.

THE MARKET PRICE OF OUR SECURITIES COULD BE HURT BY SUBSTANTIAL PRICE AND VOLUME FLUCTUATIONS.

    Historically, securities prices and trading volumes for emerging companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. This market volatility could depress the price of our securities without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our securities would likely significantly decrease.

THE HOLDERS OF OUR SERIES C PREFERRED STOCK HAVE CERTAIN VETO RIGHTS.

    Under the terms of our Series C preferred stock, the consent of holders of at least 60% of the Series C preferred stock is required before we can take certain actions, including issuances of additional equity securities and the incurrence of indebtedness under which we must meet financial covenants to avoid default. These requirements could hamper our ability to raise additional funds. The consent of holders of at least 60% of the Series C preferred stock is also required for transactions with affiliates, other than on an arms'-length basis, and for any merger or sale of our assets. The approval for a merger could make it difficult for a third party to acquire us and thus could depress our stock price.

WE NEED PEOPLE WITH SPECIAL SKILLS TO DEVELOP AND MAINTAIN OUR NEW SERVICE. IF WE CANNOT FIND AND KEEP THESE PEOPLE, OUR BUSINESS AND STOCK PRICE COULD SUFFER.

    We depend on the continued efforts of our executive officers and key employees, who have specialized technical knowledge regarding our satellite and radio systems and business knowledge regarding the radio industry and subscription services. If we lose the services of one or more of these employees, or fail to attract qualified replacement personnel, it could harm our business and our future prospects.

WE DEPEND UPON CERTAIN ON-AIR TALENT, THE LOSS OF WHOM COULD REDUCE THE ATTRACTIVENESS OF OUR XM SERVICE TO SUBSCRIBERS AND ADVERTISERS AND COULD ADVERSELY AFFECT OUR BUSINESS.

    We employ or independently contract with certain on-air talent who maintain significant loyal audiences in or across various demographic groups. The fame of such on-air talent and their ability to retain and grow their respective audience is a significant factor in the ability to sell advertising. We cannot be certain that our on-air talent will remain with us or will be able to retain their respective audience. If we lose the services of one or more of these individuals, and fail to attract comparable on-air talent with similar audience loyalty, the attractiveness of our service to subscribers and advertisers could decline and our business could be adversely affected.

IT MAY BE HARD FOR A THIRD PARTY TO ACQUIRE US, AND THIS COULD DEPRESS OUR STOCK PRICE.

    We are a Delaware company with unissued preferred stock, the terms of which can be set by our board of directors. Our proposed adoption of a shareholder rights plan using our preferred stock could make it difficult for a third party to acquire us, even if doing so would benefit our stockholders. The rights to be issued under the plan have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us in a manner or on terms not approved by our board of directors. The rights should not deter any prospective offeror willing to negotiate in good faith with our board of directors. Nor should the rights interfere with any merger or other business combination approved by our board of directors. However, anti-takeover provisions in Delaware law and the implementation of the shareholder rights plan could depress our stock price.

FUTURE SALES OF OUR CLASS A COMMON STOCK COULD LOWER OUR STOCK PRICE AND IMPAIR OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

    As of November 30, 2001, we had 62,949,133 shares of Class A common stock outstanding, or 92,480,567 shares assuming conversion of all 10,786,504 shares of our Series A convertible preferred stock, 867,289 shares of our Series B convertible redeemable preferred stock, 235,000 shares of our Series C convertible redeemable preferred stock and related accrued dividends outstanding and $79.1 million of convertible subordinated notes outstanding. Sales of a large number of shares could adversely affect the market price of our Class A common stock, which could impair our ability to raise funds in additional stock offerings.

    23,789,800 shares of our Class A common stock and all 10,786,504 shares of our Series A convertible preferred stock are subject to lock-up agreements that expire ninety days after the date of this prospectus supplement. The shares released from these lock-up restrictions will be freely tradable, subject to the provisions of Rule 144 or Rule 701 under the Securities Act. In the event all or a significant portion of these stockholders elect to sell their shares, the price of our stock could materially decline, irrespective of our performance.

    We have filed registration statements under the Securities Act to cover all 9,100,000 shares of our Class A common stock subject to outstanding stock options or reserved for issuance under our stock plans. These registration statements became effective upon filing. Accordingly, shares registered under these registration statements are, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, available for sale in the open market. As of November 30, 2001, options to purchase 5,487,990 shares of our Class A common stock were outstanding.

    The holders of approximately 33.4 million shares of our Class A common stock, all of our Series A convertible preferred stock and all of our Series C convertible redeemable preferred stock have the right to request registration of their shares in future public offerings of our equity securities. Sony Electronics owns a warrant that may in the future be exercisable for up to 2% of our Class A common stock on a fully-diluted basis depending on Sony's success in achieving certain sales targets at an exercise price of 105% of the then current market price. Sony will have the right to request registration of these shares in future public offerings. CNBC owns a warrant that may in the future be exercisable for up to 90,000 shares of our Class A common stock. In addition, we may issue additional shares of Class A common stock to satisfy our obligations to pay dividends on our capital stock and interest on our debt securities.

                                USE OF PROCEEDS

    We estimate that our net proceeds from the offering of our Class A common stock will be approximately $109.6 million, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase up to 1,500,000 shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $126.1 million.

    We intend to use the net proceeds from this offering for general corporate purposes, which may include marketing expenses, system operating expenses and working capital. The proceeds from this offering are expected to be sufficient in the absence of additional financing to cover our estimated funding needs into the fourth quarter of 2002 (although we may need additional funding for this period and will need significant additional funds after the fourth quarter of
2002).

    The precise allocation of funds among the uses above will depend on the number of subscribers obtained during this period and associated subscriber acquisition costs, the actual extent of our advertising and media campaign in connection with commercial operations, the costs of system operations, developments in or affecting our business, the competitive climate in which we operate and the emergence of future opportunities. We may re-allocate the proceeds among the categories above depending upon the timing of our funding requirements. In addition, these uses assume that the net proceeds are the first funds used. To the extent we use cash on hand or from other financings to meet these funding needs, we may re-allocate the proceeds to other matters. Pending our use of the net proceeds, we intend to invest them in short-term, interest-bearing, investment grade securities.

                                    DILUTION

    Our net tangible book value as of September 30, 2001, on a pro forma basis, giving effect to the $35 million loan from Boeing, was $332.8 million, or $5.30 per share. The per share amount results from dividing total tangible assets less total actual liabilities and preferred stock by the number of our common shares outstanding as of September 30, 2001. After giving effect to the sale of 10,000,000 shares of Class A common stock at an offering price of $11.25 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses, our adjusted net tangible book value as of September 30, 2001 would have been $442.4 million, or $6.08 per share. This represents an immediate increase in as adjusted net tangible book value of $0.78 per share to existing stockholders and an immediate dilution of $5.17 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share.............................          $11.25

Net tangible book value per share as of September 30,
  2001......................................................  $5.30
Increase per share attributable to new investors............  $0.78

Net tangible book value per share after the offering........            6.08
                                                                      ------
Dilution per share to new investors.........................          $ 5.17
                                                                      ======

                    PRICE RANGE OF OUR CLASS A COMMON STOCK

    Our Class A common stock has been quoted on the Nasdaq National Market under the symbol "XMSR" since its initial public offering on October 5, 1999. The following table presents, for the period indicated, the high and low sales prices per share of the Class A common stock as reported on the Nasdaq National Market.

                                                                HIGH       LOW
                                                              --------   --------
YEAR ENDED DECEMBER 31, 1999:
Fourth Quarter (beginning October 5, 1999)..................  $44.750    $11.625

YEAR ENDED DECEMBER 31, 2000:
First Quarter...............................................  $50.000    $27.000
Second Quarter..............................................  $39.250    $18.125
Third Quarter...............................................  $46.938    $30.125
Fourth Quarter..............................................  $43.750    $12.063

YEAR ENDED DECEMBER 31, 2001:
First Quarter...............................................  $21.063    $ 6.375
Second Quarter..............................................  $17.500    $ 3.870
Third Quarter...............................................  $17.200    $ 4.020
Fourth Quarter (through December 5, 2001)...................  $13.050    $ 4.300

    On December 5, 2001, the reported last sale price of our Class A common stock on the Nasdaq National Market was $12.752 per share. As of November 30, 2001, there were 383 holders of record of our Class A common stock.

                                DIVIDEND POLICY

    We have not declared or paid any dividends on our Class A common stock since our date of inception. Currently, our Series B convertible redeemable preferred stock restricts us from paying dividends on our Class A common stock unless full cumulative dividends have been paid or set aside for payment on all shares of our Series B preferred stock. The terms of our Series C convertible redeemable preferred stock contain similar restrictions. In accordance with its terms, we have paid dividends on the Series B preferred stock in Class A common stock. Dividends on our Series C preferred stock will accrue. The indenture governing XM's senior secured notes restricts XM from paying dividends to XM Satellite Radio Holdings Inc. which, in turn, will significantly limit XM Satellite Radio Holdings Inc.'s ability to pay dividends. We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. We anticipate that we will retain any earnings for use in our operations and the expansion of our business.

                                 CAPITALIZATION

    You should read this table together with our consolidated financial statements and related notes and the other financial data appearing elsewhere, or incorporated by reference, into this prospectus supplement and accompanying prospectus.

    The following table sets forth our capitalization as of September 30, 2001 on

    - an actual basis;

    - a pro forma basis, which gives effect to our borrowing of $35,000,000 from Boeing Capital Services Corporation and the conversion by Motient Corporation of all of its Class B common stock into Class A common stock, which occurred after September 30, 2001 but prior to this offering; and

    - a pro forma as adjusted basis, which further gives effect to our sale of 10,000,000 shares of Class A common stock in this offering at $11.25 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

                                                                    AS OF SEPTEMBER 30, 2001
                                                              -------------------------------------
                                                                                         PRO FORMA
                                                                ACTUAL     PRO FORMA    AS ADJUSTED
                                                              ----------   ----------   -----------
                                                                         (IN THOUSANDS)
Cash and cash equivalents...................................  $  129,579   $  163,616   $  273,216
Restricted investments (1)..................................      76,792       76,792       76,792
                                                              ----------   ----------   ----------
    Total cash, cash equivalents and restricted
      investments...........................................  $  206,371   $  240,408   $  350,008
                                                              ==========   ==========   ==========
Senior secured notes........................................  $  263,492   $  263,492   $  263,492
7.75% convertible subordinated notes due 2006...............      79,057       79,057       79,057
Loan........................................................          --       35,000       35,000
Mortgage obligation, net of current portion ($380,000)......      28,620       28,620       28,620
Capital lease obligation, net of current portion
  ($1,201,000)..............................................       3,964        3,964        3,964
                                                              ----------   ----------   ----------
    Total long-term debt....................................  $  375,133   $  410,133   $  410,133
Stockholders' equity
Series A convertible preferred stock, par value $0.01
  (liquidation preference of $102,688,000); 15,000,000
  shares authorized, 10,786,504 shares issued and
  outstanding...............................................         108          108          108
Series B convertible redeemable preferred stock, par value
  $0.01 (liquidation preference of $43,364,000 actual and
  pro forma and pro forma as adjusted); 3,000,000 shares
  authorized, 867,289 shares issued and outstanding actual
  and pro forma and pro forma adjusted......................           9            9            9
Series C convertible redeemable preferred stock, par value
  $0.01 (liquidation preference of $258,818,000); 250,000
  shares authorized, 235,000 shares issued and
  outstanding...............................................           2            2            2
Class A common stock, par value $0.01; 180,000,000 shares
  authorized, 48,876,036 shares issued and outstanding
  actual, and 62,781,055 issued and outstanding pro forma
  and 72,791,065 issued and outstanding pro forma as
  adjusted..................................................         489          628          728
Class B common stock, par value $0.01; 30,000,000 shares
  authorized; 13,905,019 shares issued and outstanding
  actual and no shares issued and outstanding pro forma and
  pro forma as adjusted.....................................         139           --           --
Class C non-voting common stock, par value $0.01; 30,000,000
  shares authorized, no shares issued and outstanding.......          --           --           --
Additional paid-in capital..................................   1,188,546    1,188,546    1,298,046
Accumulated deficit during development stage................    (247,002)    (247,002)    (247,002)
                                                              ----------   ----------   ----------
    Total stockholders' equity..............................     942,291      942,291    1,051,891
                                                              ----------   ----------   ----------
    Total capitalization....................................  $1,317,424   $1,352,424   $1,462,024
                                                              ==========   ==========   ==========

------------------------------

(1) Consists of a portfolio of U.S. government securities held by the trustee for the benefit of the holders of the senior secured notes, a money market fund associated with a contract and certificates of deposit to collateralize letters of credit required by facility leases and other secured credits.

               CERTAIN CAPITAL STOCK AND STOCKHOLDER INFORMATION

    The information presented below regarding beneficial ownership of the common stock has been presented in accordance with the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of common stock includes any shares as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option or other right.

    As of November 30, 2001, there were 62,949,133 shares of Class A common stock and no shares of Class B common stock outstanding. During October and November 2001, Motient Corporation, formerly our largest stockholder, converted all of its Class B common stock to Class A common stock and subsequently transferred all of its stake in us, including 5,000,000 shares of Class A common stock to Rare Medium Group and 7,108,184 shares of Class A common stock to Hughes Electronics Corporation.

PRINCIPAL STOCKHOLDERS

    The following table presents, as of November 30, 2001, information based upon our records and filings with the SEC regarding each person, other than our directors or executive officers, known to us to be the beneficial owner of more than 5% of our Class A common stock:

                                                      NUMBER OF CLASS A SHARES         PERCENTAGE OF
                                                         BENEFICIALLY OWNED         TOTAL CLASS A SHARES
                                                      -------------------------     --------------------
BENEFICIAL OWNERS OF MORE THAN 5%:
General Motors Corporation..........................          19,191,246(1)                23.5%
100 Renaissance Center
3031 West Grand Boulevard
PO Box 100
Detroit, MI 48265-1000

Hughes Electronics Corporation......................          13,637,994(2)                17.8%
200 N. Sepulveda Boulevard
El Segundo, CA 90245

Clear Channel Investments, Inc......................           8,329,877                   13.2%
200 Concord Plaza, Suite 600
San Antonio, TX 78216

DIRECTV Enterprises, Inc............................           6,370,072(3)                 9.2%
2230 E. Imperial Highway
El Segundo, CA 90245

Baron Capital Group, Inc............................           5,843,386(4)                 9.0%
767 Fifth Avenue, 49th Floor
New York, New York 10153

Oppenheimer.........................................           5,766,800                    9.2%
498 Seventh Avenue
New York, NY 10018

Madison Dearborn Capital Partners III, L.P..........           5,115,369(5)                 7.8%
Madison Dearborn Special Equity III, L.P.
Special Advisors Fund I, LLC
3 First National Plaza, Suite 3800
Chicago, IL 60602

                                                      NUMBER OF CLASS A SHARES         PERCENTAGE OF
                                                         BENEFICIALLY OWNED         TOTAL CLASS A SHARES
                                                      -------------------------     --------------------
BENEFICIAL OWNERS OF MORE THAN 5%:
Rare Medium Group, Inc..............................           5,000,000                    7.9%
565 Fifth Avenue, 29th Floor
New York, NY 10017

Everest Capital Limited.............................           4,275,075                    6.8%
Everest Capital Master Fund, L.P.
The Bank of Butterfield Building
65 Front Street
6th Floor
Hamilton HM JX, Bermuda

Columbia XM Radio Partners, L.L.C...................           3,753,112(6)                 5.9%
Columbia XM Satellite Partners III, LLC
Columbia Capital Equity Partners III (QP), L.P.
201 N. Union Street, Suite 300
Alexandria, VA 22314

John Hancock........................................           3,378,060                    5.4%
200 Clarendon Street
Boston, MA 02117

------------------------

(1) Includes 10,786,504 shares issuable upon conversion of Series A convertible preferred stock, 5,393,252 of which are owned by DIRECTV and 976,558 shares issuable upon conversion of Series C convertible preferred stock and accrued dividends owned by DIRECTV and 7,108,184 shares owned by Hughes Electronics. General Motors and Hughes Electronics recently announced the signing of definitive agreements that provide for the spin-off of Hughes Electronics and its unit DIRECTV from General Motors and the merger of Hughes Electronics with Echostar Communications.

(2) Includes 5,393,252 shares issuable upon conversion of Series A convertible preferred stock and 976,558 shares issuable upon conversion of Series C convertible preferred stock, all of which are owned by DIRECTV.

(3) Includes 5,393,252 shares issuable upon conversion of Series A convertible preferred stock and 976,558 shares issuable upon conversion of Series C convertible preferred stock and accrued dividends.

(4) Includes 1,709,435 shares issuable upon conversion of Series C convertible preferred stock and accrued dividends, of which Baron Asset Fund owns 1,487,297 shares, Baron Capital Asset Fund owns 111,069 shares and Baron iOpportunity Fund owns 111,069 shares. Baron Asset Fund, Baron Capital Asset Fund and Baron iOpportunity Fund are affiliates of Baron Capital Group.

(5) Includes 2,441,395 shares issuable upon conversion of Series C convertible preferred stock and accrued dividends, of which Madison Dearborn Capital Partners III, L.P. owns 2,388,368 shares and Madison Dearborn Special Equity III, L.P. owns 53,027 shares.

(6) Includes 976,558 shares issuable upon conversion of Series C convertible preferred stock and accrued dividends, of which Columbia XM Radio Partners, L.L.C. owns 219,726 shares, Columbia XM Satellite Partners III, LLC owns 348,802 shares and Columbia Capital Equity Partners III (QP), L.P. owns 408,030 shares.

SHAREHOLDERS' AGREEMENT

    We are party to a shareholders' agreement with certain of our primary investors, including the former holders of our Series A subordinated convertible notes and the holders of our Series C preferred stock, containing, among others, the provisions described below.

    The parties to the shareholders' agreement are entitled to designate directors to our Board of Directors and to observe meetings of the Board, including (of our ten current directors) one director selected by each of General Motors (or DIRECTV, as they may agree), Clear Channel, Telcom Ventures and AEA Investors; two independent directors; and the Chief Executive Officer. In addition, the parties have agreed to take all necessary actions to give effect to the agreement including to prevent any conflict between the agreement and our governing instruments.

    Motient, although no longer a stockholder of the Company and no longer entitled to designate three directors, agreed under the terms of the shareholders' agreement not to compete with us in the satellite radio business in the United States for a period expiring in November 2004.

    The shareholders' agreement will terminate upon unanimous consent of the parties, our bankruptcy or at such time as only one shareholder remains a party to the agreement.

PROPOSED SHAREHOLDER RIGHTS PLAN

    Our board of directors recently approved a shareholder rights plan, which it plans to implement in early 2002 by the declaration of a dividend of one right for each outstanding share of Class A common stock and Series A preferred stock and a number of rights per share of Series C preferred stock equal to the number of shares of Class A common stock into which a share of Series C preferred stock could be converted as of the record date of the dividend. Each right would entitle its holder to purchase one one-thousandth of a share of a new series of preferred stock upon the occurrence of certain triggering events, including if a person or group became the beneficial owner of 15% or more our Class A common stock or commenced or publicly announced an intention to commence a tender or exchange offer which would result in its ownership of 15% or more of our Class A common stock. Due to their current respective ownership positions, each of Hughes, General Motors and Clear Channel would be exempted from the 15% test and would not trigger the rights unless it acquired an additional 2% of our Class A common stock.

    The rights would have certain anti-takeover effects. The rights would cause substantial dilution to a person or group that attempted to acquire us in a manner or on terms not approved by our board of directors. We believe that the rights plan, when implemented, should not deter any prospective offeror willing to negotiate in good faith with our board of directors nor interfere with any merger or other business combination approved by our board of directors.

                                THE UNDERWRITER

    Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, Morgan Stanley & Co. Incorporated as the underwriter has agreed to purchase, and we have agreed to sell to the underwriter, all of the shares of Class A common stock being sold in this offering.

    The underwriter is offering the securities subject to its acceptance of the securities from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the securities is subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares (other than those covered by the over-allotment option described below) if any are taken.

    The underwriter initially proposes to offer part of the securities directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.20 per share. The underwriter may not allow, and no dealer may reallow, a concession to certain other dealers.

    We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional 1,500,000 shares at the public offering price set forth on the cover page, less underwriting discounts and commissions. The underwriter may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with this offering. If the underwriter's option is exercised in full, the total price to the public would be $129,375,000, the total underwriter's discounts and commissions would be $2,875,000, and total proceeds to us would be $126,500,000.

    Certain of our current stockholders have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of any shares of Class A common stock, subject to certain exemptions, for a period of 90 days after the date of this prospectus supplement without the prior written consent of Morgan Stanley & Co. Incorporated. In addition, we have agreed that for a period of 90 days after the date of this prospectus supplement we will not, without the prior written consent of Morgan Stanley & Co. Incorporated offer, sell, or otherwise dispose of any shares of Class A common stock except for the shares of Class A common stock offered hereby, the shares of Class A common stock issuable upon exercise of outstanding convertible securities and the shares issued and options granted pursuant to the Company's existing stock option plans.

    In order to facilitate the offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock during and after the offering. Specifically, the underwriter may over-allot in connection with the offering, creating a short position in the Class A common stock for its own account. The underwriter may elect to cover any such short position by purchasing shares of Class A common stock in the open market or by exercising the over-allotment option granted to the underwriter. In addition, the underwriter may stabilize or maintain the price of the Class A common stock by bidding for or purchasing shares of Class A common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of Class A common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above independent market levels. The imposition of a penalty bid may also affect the price of Class A common stock to the extent that it discourages resales thereof.

    We have agreed to indemnify the underwriter against certain liabilities under the Securities Act or to contribute to payments that the underwriter may be required to make in respect thereof.

                                 LEGAL MATTERS

    Certain legal matters with respect to the securities offered by this prospectus supplement will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters with respect to communications regulatory issues will be passed upon for us by Shaw Pittman, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriter by Latham & Watkins, New York, New York.

                                    EXPERTS

    Our consolidated financial statements and schedule as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000 and for the period from December 15, 1992 (date of inception) through December 31, 2000, have been incorporated by reference in the prospectus and in the registration statement, in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The reports of KPMG LLP contain an explanatory paragraph that states that as of February 9, 2001 (the date of that report) we have not commenced operations and are dependent upon additional debt or equity financings, which raises substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

PROSPECTUS
$500,000,000

                        XM SATELLITE RADIO HOLDINGS INC.

                                       COMMON STOCK
                                       DEBT SECURITIES
                                       DEPOSITARY SHARES
                                       PREFERRED STOCK
                                       RIGHTS
                                       WARRANTS

CORPORATE HEADQUARTERS:
1500 Eckington Place, N.E.
Washington, D.C. 20002
(202) 380-4000

    - We will provide specific terms of the applicable offered securities in supplements to this prospectus. The terms of the securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or market, risk factors and the agents, dealers or underwriters, if any, to be used in connection with the sale of these securities.

    - Our Class A common stock is traded on the Nasdaq National Market under the symbol "XMSR."

You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

INVESTING IN THESE SECURITIES INVOLVES VARIOUS RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is October 25, 2000.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................      4
Risk Factors................................................      8
Use of Proceeds.............................................     18
Description of Debt Securities..............................     19
Description of Common Stock.................................     27
Description of Preferred Stock..............................     28
Description of Depositary Shares............................     30
Description of Warrants.....................................     34
Description of Rights.......................................     35
Book-Entry Securities.......................................     36
Plan of Distribution........................................     38
Legal Matters...............................................     39
Experts.....................................................     39

ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this process, we may offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000.

    This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

    This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the securities being offered at that time. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with any additional information you may need to make your investment decision.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the following locations of the SEC:

    Public Reference Room        New York Regional Office        Chicago Regional Office
   450 Fifth Street, N.W.          7 World Trade Center              Citicorp Center
          Room 1024                     Suite 1300               500 West Madison Street
   Washington, D.C. 20549        New York, New York 10048              Suite 1400
                                                              Chicago, Illinois 60661-2511

    Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC's Internet site at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" in this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

- Our Annual Report on Form 10-K for our fiscal year ended December 31, 1999, filed with the SEC on March 16, 2000;

- Our Current Reports on Form 8-K, filed with the SEC on February 28, 2000 and July 14, 2000;

- The description of our Class A common stock set forth in our registration statement filed under Section 12 of the Securities Exchange Act on Form 8-A on September 23, 1999, including any amendment or report filed with the SEC for the purpose of updating such description;

- Our Proxy Statement, filed with the SEC on April 26, 2000; and

- Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2000 and June 30, 2000, filed with the SEC on May 12, 2000 and August 11, 2000, respectively.

    In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

    In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning us at:

    XM Satellite Radio Holdings Inc.
    1500 Eckington Place, N.E.
    Washington, DC 20002
    Attn: General Counsel
    (202) 380-4000

    We have filed with the SEC a "shelf" registration statement on Form S-3 under the Securities Act of 1933, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning us and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the locations listed in the first paragraph under this heading.

READERS SHOULD RELY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN THE APPLICABLE SUPPLEMENT TO THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR INCONSISTENT INFORMATION. READERS SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS AND THE APPLICABLE SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THE DOCUMENT. OUR BUSINESS, FINANCIAL INFORMATION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

IF IT IS AGAINST THE LAW IN ANY STATE TO MAKE AN OFFER TO SELL THESE SECURITIES (OR TO SOLICIT AN OFFER FROM SOMEONE TO BUY THESE SECURITIES), THEN THIS OFFER DOES NOT APPLY TO ANY PERSON IN THAT STATE, AND NO OFFER OR SOLICITATION IS MADE BY THIS PROSPECTUS TO ANY SUCH PERSON.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus and the information incorporated by reference in it, as well as any prospectus supplement that accompanies it, include "forward-looking statements" within the meaning of Section 27A of the Securities Act and
Section 21E of the Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect" or "intend." These statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Although we believe that our expectations in such forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important factors that could cause our actual results to be materially different from our expectations include those disclosed in this prospectus under the caption "Risk Factors," beginning on page 7, and elsewhere throughout this prospectus.

                                    SUMMARY

    THIS SUMMARY DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE SECTION ENTITLED "RISK FACTORS." UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS "WE," "OUR," AND "US" REFER TO XM SATELLITE RADIO HOLDINGS INC. AND ITS SUBSIDIARIES ("HOLDINGS"), INCLUDING XM SATELLITE RADIO INC. AND SUBSIDIARY ("XM").

                                  OUR BUSINESS

    We seek to become a premier nationwide provider of audio entertainment and information programming. We will transmit our service, which we will call "XM Radio," from our satellites to vehicle, home and portable radios. XM Radio plans to offer up to 100 channels of music, news, talk, sports and children's programming developed by us or third parties for a monthly subscription price of $9.95. We believe XM Radio will appeal to consumers because of our clear sound quality from digital signal radios, variety of programming and nationwide coverage. We will build a subscriber base for XM Radio through multiple distribution channels, including an exclusive distribution arrangement with General Motors, other automotive manufacturers, car audio dealers and national electronics retailers. We expect to commence commercial operation of our service in the second quarter of 2001.

    We hold one of only two licenses issued by the Federal Communications Commission to provide satellite digital audio radio service in the United States. We will broadcast XM Radio throughout the continental United States from two of the most powerful commercial satellites available and will have a ground spare in reserve. A network of terrestrial repeaters, which are ground-based electronics equipment, will receive and re-transmit the satellite signals to augment our satellite signal coverage. We have contracts to develop, manufacture and distribute XM radios with several leading consumer electronics manufacturers. Our radios will be capable of receiving both XM Radio and traditional AM/ FM stations and will be available at national consumer electronics retailers under the Sony, Pioneer, Alpine and SHARP brand names.

    We will offer our consumers a unique listening experience by providing up to 100 channels of programming, coast-to-coast coverage and clear sound with our digital signals. We will have original music and talk channels created by XM Originals, our in-house programming unit, and channels created by well-known providers of brand name programming, including, for example, CNN, USA Today, BET, Radio One, Clear Channel, and Hispanic Broadcasting Corporation. We have a team of programming professionals with a proven record of introducing new radio formats and building local and national listenership.

    In addition to our subscription fee, we expect revenues from sales of limited advertising time on a number of channels. XM Radio offers a new national radio platform for advertisers that solves many of the problems associated with buying radio advertising nationally on a spot or syndicated basis. Through affinity and niche programming, we will give advertisers an effective way to aggregate geographically disparate groups of listeners in their targeted demographic markets.

    As of September 15, 2000, we have raised $1.1 billion in debt and equity proceeds, net of expenses and repayment of debt, from investors and strategic partners, including $227 million from a Series C preferred stock financing in August 2000. Our strategic investor companies include General Motors, DIRECTV, Clear Channel Communications, American Honda, and our parent company, Motient Corporation.

    We are presently a development stage company with no revenue-generating operations. The funds we have raised as of September 15, 2000 are expected to be sufficient in the absence of additional financing to cover our funding needs through commencement of commercial operation of our services in the second quarter of 2001. However, if we need to significantly alter our system before commercial operation or our schedule is materially delayed, we may need additional funding. After we commence commercial service, we will require significant additional funds before we generate positive cash flow.

    We believe that there is a significant market for XM Radio. Market data show strong demand for radio service. Over 75% of the entire United States population age 12 and older listens to the radio daily, and over 95% listens to the radio weekly. A market study conducted for us projects that as many as 49 million people may subscribe to satellite radio by 2012.

    Our strategy includes offering diverse programming designed to appeal to a large audience, including urban and rural listeners of virtually all ages, ethnicities, economic groups and specialty interests. We will tailor our programming and marketing to appeal to specific groups that our research has shown are most likely to subscribe to our service. We have several planned distribution channels, including through major car and radio manufacturers.

    Our executive offices are at 1500 Eckington Place, NE, Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our web site is not, and should not be deemed to be, part of this prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                              DECEMBER 15,
                                                                                                  1992
                                                                       SIX MONTHS ENDED         (DATE OF
                                 YEARS ENDED DECEMBER 31,                  JUNE 30,            INCEPTION)
                           -------------------------------------   ------------------------   TO JUNE 30,
                              1997         1998         1999          1999         2000           2000
                           ----------   ----------   -----------   ----------   -----------   ------------
                                                  (IN THOUSANDS, EXCEPT SHARE DATA)
CONSOLIDATED STATEMENTS
  OF OPERATIONS DATA(1):
Revenue.................   $       --   $       --   $        --   $       --   $        --     $     --
                           ----------   ----------   -----------   ----------   -----------     --------
Operating expenses:
  Research and
    development.........           --        6,941         4,274        1,378         4,739       15,954
  Professional fees.....        1,090        5,242         9,969        2,560        10,787       27,088
  General and
    administrative......           20        4,010        16,448        4,503        15,300       35,777
                           ----------   ----------   -----------   ----------   -----------     --------
  Total operating
    expenses............        1,110       16,193        30,691        8,441        30,826       78,819
                           ----------   ----------   -----------   ----------   -----------     --------
Operating loss..........       (1,110)     (16,193)      (30,691)      (8,441)      (30,826)     (78,819)
                           ----------   ----------   -----------   ----------   -----------     --------
Other income--interest
  income (expense),
  net...................         (549)          26        (6,205)          76        12,999        6,269
                           ----------   ----------   -----------   ----------   -----------     --------
Net loss................   $   (1,659)  $  (16,167)  $   (36,896)  $   (8,365)  $   (17,827)    $(72,550)
                           ==========   ==========   ===========   ==========   ===========     ========
Preferred stock dividend
  requirement...........           --           --            --           --        (3,643)      (3,643)
Net loss attributable to
  common stockholders...       (1,659)     (16,167)      (36,896)      (8,365)      (21,470)    $(76,193)
                           ----------   ----------   -----------   ----------   -----------     --------
Net loss per
  share--basic and
  diluted...............   $    (0.26)  $    (2.42)  $     (2.40)  $    (1.25)  $     (0.45)
                           ==========   ==========   ===========   ==========   ===========
Weighted average shares
  used in computing net
  loss per share--basic
  and diluted...........    6,368,166    6,689,250    15,334,102    6,689,250    48,033,191
OTHER DATA (2):
Ratio of earnings to
  combined fixed charges
  and preferred
  dividends (3).........           --           --            --           --            --
                           ----------   ----------   -----------   ----------   -----------
Deficiency of earnings
  to cover combined
  fixed charges and
  preferred dividends...   $    3,560   $   27,991   $    52,240   $   16,583   $    36,970
                           ----------   ----------   -----------   ----------   -----------

                                                               DECEMBER 31,
                                                      ------------------------------    JUNE 30,
                                                        1997       1998       1999        2000
                                                      --------   --------   --------   ----------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
Cash, cash equivalents and short-term investments...  $     1    $    310   $120,170   $  267,372
Pledged securities(4)...............................       --          --         --      174,623
System under construction...........................   91,932     169,029    362,358      579,981
Total assets........................................   91,933     170,485    515,189    1,086,605
Total debt..........................................   82,504     140,332        212      261,339
Total liabilities...................................   82,949     177,668     30,172      324,388
Stockholders' equity (deficit)......................    8,984      (7,183)   485,017      762,217

(1) Business activity for the period from December 15, 1992, which was our date of inception, through December 31, 1996 was insignificant.

(2) For purposes of determining the ratio of earnings to combined fixed charges and preferred dividends and the deficiency of earnings to cover combined fixed charges and preferred dividends, "earnings" includes pre-tax income
    (loss) adjusted for fixed charges and preferred dividends. "Fixed charges" consist of interest expensed and capitalized, amortization of deferred financing charges, and that portion of operating lease rental expense (deemed to be one third of rental expense) representative of interest.

(3) The ratios of combined fixed charges and preferred dividends to earnings are not present for the years ended 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000 because earnings were inadequate to cover combined fixed charges and preferred dividends.

(4) Consists of a portfolio of U.S. government securities held by the trustee for the benefit of the holders of the Senior Secured Notes and a money market fund associated with a contract.

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION.

    SOME OF THE INFORMATION IN THIS PROSPECTUS MAY CONTAIN FORWARD LOOKING STATEMENTS. SUCH STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," "CONTINUE" OR OTHER SIMILAR WORDS. THESE STATEMENTS DISCUSS FUTURE EXPECTATIONS, CONTAIN PROJECTIONS OF RESULTS OF OPERATIONS OR OF FINANCIAL CONDITION OR STATE OTHER "FORWARD LOOKING" INFORMATION. WHEN CONSIDERING SUCH FORWARD LOOKING STATEMENTS, YOU SHOULD KEEP IN MIND THE RISK FACTORS AND OTHER CAUTIONARY STATEMENTS IN THIS PROSPECTUS. THE RISK FACTORS NOTED IN THIS SECTION AND OTHER FACTORS NOTED THROUGHOUT THIS PROSPECTUS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD LOOKING STATEMENT.

YOU COULD LOSE MONEY ON YOUR INVESTMENT BECAUSE WE HAVE NOT STARTED OPERATIONS OR GENERATED ANY REVENUES.

    We are a development stage company and still need to develop the planned XM Radio service significantly before we can offer it to consumers. We have not yet generated any revenues and will not do so until we can start commercial operation of our service. Unless we generate significant revenues, we will not become profitable, and you could lose money on your investment. Our ability to generate revenues and ultimately to become profitable will depend upon several factors, including

    - whether we create and implement the XM Radio system in a timely fashion;

    - whether consumer electronics manufacturers successfully develop and manufacture XM radios;

    - whether we can attract and retain enough subscribers and advertisers to XM Radio;

    - whether we compete successfully; and

    - whether the FCC grants us all additional necessary authorizations in a timely manner.

OUR EXPENDITURES AND LOSSES HAVE BEEN SIGNIFICANT AND ARE EXPECTED TO GROW.

    As of June 30, 2000, we had incurred significant costs, aggregating approximately $580.0 million, in connection with the development of the XM Radio system. We incurred net aggregate losses approximating $72.6 million from our inception through June 30, 2000. We expect our net losses and negative cash flow to grow as we build the XM Radio system, make payments under our various contracts and begin to incur marketing costs. If we are unable ultimately to generate sufficient revenues to become profitable and have positive cash flow, you could lose money on your investment.

WE NEED SUBSTANTIAL FURTHER FINANCING BUT SUCH FINANCING MIGHT NOT BE AVAILABLE AND THE TERMS OF OUR FCC LICENSE MAY RESTRICT OUR ABILITY TO RAISE FUNDING.

    The funds we have raised as of September 15, 2000 are expected to be sufficient in the absence of additional financing to cover our funding needs through commencement of commercial operation of our services in the second quarter of 2001. However, if we need to significantly alter our system before commercial operation or our schedule is materially delayed, we may need additional funding. After we commence commercial service, we will require significant additional funds before we generate positive cash flow. In addition, we have substantial payment obligations under a distribution agreement with General Motors. Our actual funding requirements could vary materially from our current estimates. We may have to raise more funds than expected to remain in business and to continue to develop and market the XM Radio system.

    We plan to raise future funds by selling debt or equity securities, or both, publicly and/or privately and by obtaining loans or other credit lines from banks or other financial institutions. We may not be able to raise sufficient funds on favorable terms or at all. If we fail to obtain any necessary financing on a timely basis, then

    - our satellite construction, launch, or other events necessary to our business could be materially delayed, or their costs could materially increase;

    - we could default on our commitments to our satellite construction or launch contractors, creditors or others, leading to termination of construction or inability to launch our satellites;

    - we may not be able to launch our satellite radio service as planned and may have to discontinue operations or seek a purchaser for our business or assets; and

    - XM may not be able to meet its obligations under the senior secured notes.

    Motient Corporation is our controlling stockholder and controls us under applicable FCC rules. Motient has certain rights regarding the election of persons to serve on our board of directors and as of September 15, 2000 holds approximately 53.9% of the voting power, or 46.5% giving effect to the conversion of all of our outstanding common stock equivalents. Motient cannot relinquish its controlling position, its right to designate a majority of our directors, or hold less than 40% of the voting stock without obtaining the prior approval of the FCC. Accordingly, prior to our obtaining FCC approval of the transfer of control from Motient, we will only be able to issue a limited amount of voting securities or securities convertible into voting securities unless certain of our stockholders holding nonvoting convertible securities agree not to convert them into voting securities or we take other steps to permit voting securities on a basis consistent with FCC rules. Certain holders of our nonvoting securities have agreed not to convert their securities if it would cause Motient not to hold at least 40% of our voting stock, until we obtain approval by the FCC of a change in control. In return, we have agreed not to issue new voting securities, other than the units sold in March 2000 and other than up to 2,000,000 shares of Class A common stock (except upon conversion or exercise of existing securities or under our employee stock plans), if it would make these holders unable to convert any of their nonvoting securities. We have filed an application with the FCC to permit Motient to relinquish control of us. We may not be able to obtain FCC approval or it may take a long period of time to obtain such approval and there may be conditions imposed in connection with such approval that may be unfavorable to us. The inability to raise capital opportunistically, or at all, could adversely affect our business plan.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH WHICH COULD REDUCE THE VALUE OF OUR SECURITIES.

    As of June 30, 2000, we had total indebtedness of $261.3 million and stockholders' equity of $762.2 million.

    Our substantial indebtedness could have important consequences to you. For example, it could:

    - increase our vulnerability to general adverse economic and industry conditions;

    - limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements;

    - require us to dedicate a substantial portion of our cash flow from operations to payments on XM's indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

    - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

    - place us at a competitive disadvantage compared to our competitors that have less debt; and

    - limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. And, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

OUR SATELLITES COULD BE DAMAGED OR DESTROYED DURING LAUNCH.

    A significant percentage of satellites never become operational because of launch failure, satellite destruction or damage during launch, and improper orbital placement. Launch failure rates vary depending on the particular launch vehicle and contractor. There is a limited track record for the specific launch vehicle that will be used for the launch of our satellites, and even launch vehicles with good track records experience some launch failures. Four of the five satellite launches from the Sea Launch platform, our intended means of launch, have been successful, including the most recent launch. If one or more of our launches fail, we will suffer significant delay that will be very damaging to our business, and we will incur significant additional costs associated with the delay in revenue generating activities.

PREMATURE FAILURE OF OUR SATELLITES WOULD DAMAGE OUR BUSINESS.

    If one of our satellites were to fail prematurely, it likely would affect the quality of our service, substantially delay the commencement or interrupt the continuation of our service and harm our business. This harm to our business would continue until we either launched our ground spare satellite or had additional satellites built or launched. A number of factors may decrease the useful lives of our satellites to less than the expected approximately
15 years, including

    - defects in construction;

    - faster than expected degradation of solar panels;

    - loss of fuel on board;

    - random failure of satellite components that are not protected by back-up units;

    - electrostatic storms; and

    - collisions with other objects in space.

    In addition, our network of terrestrial repeaters will communicate principally with one satellite. If the satellite communicating with the repeater network fails, we would have to repoint all of the repeaters to communicate with the other satellite. This would result in an interruption of service that could last from a few hours to several days and could harm our business.

DAMAGE TO OUR SATELLITES WILL NOT BE FULLY COVERED BY INSURANCE.

    We intend to purchase standard launch and in-orbit insurance policies from global space insurance underwriters. Any adverse change in insurance market conditions may substantially increase the premiums we would have to pay for such insurance. If the launch of either satellite is a total or partial failure, our insurance may not fully cover our losses. We do not expect to buy insurance to cover and would not have protection against business interruption, loss of business or similar losses. Also, any insurance we obtain will likely contain certain customary exclusions and material change conditions which would limit our coverage.

OUR SYSTEM DEPENDS ON DEVELOPMENT AND INTEGRATION OF COMPLEX TECHNOLOGIES IN A NOVEL CONFIGURATION THAT MIGHT NOT WORK.

    Our system will involve new applications of existing technology and the complex integration of different technologies, which may not work as planned. In addition, we may not be able to successfully develop the new technologies required for our planned XM Radio system.

    THE USE OF TERRESTRIAL REPEATERS WITH A SATELLITE SYSTEM IS UNTESTED AND MAY NOT PROVIDE THE EXPECTED TRANSMISSION QUALITY. Our system will rely on a network of terrestrial repeaters to retransmit satellite signals in areas where blockages occur from high concentrations of tall buildings and other obstructions. Satellites and terrestrial repeater networks have not been integrated and used together on the scale we contemplate. We cannot be certain that what we plan will work. Failure to integrate these technologies may result in areas with impediments to satellite line of sight experiencing dead zones where our signals cannot be received clearly or are of low quality.

    OUR BUSINESS PLAN RELIES ON THE TIMELY DEVELOPMENT OF XM RADIOS. Our service is to be received by specially designed receivers that have not yet been developed. They will require a unique integration of existing technologies, which may take longer than expected.

    INTEGRATION OF COMPONENTS OF OUR SYSTEM MAY ENCOUNTER TECHNICAL DIFFICULTIES. We will have to integrate a number of sophisticated satellite and other wireless technologies never integrated in the past before we can begin offering our service. If the technological integration of the XM Radio system is not completed in a timely and effective manner, our business will be harmed. We cannot ultimately confirm the ability of the system to function until we have actually deployed and tested a substantial portion of the system. Hardware or software errors in space or on the ground may limit or delay the XM Radio service and therefore reduce anticipated revenues.

PERFORMANCE FAILURES BY OUR SATELLITE AND LAUNCH CONTRACTORS WOULD DAMAGE OUR BUSINESS, AND WE MAY NOT HAVE ADEQUATE REMEDIES.

    We will rely on Boeing Satellite Systems, formerly Hughes Space and Communications International, Inc., our satellite manufacturer, to build and deliver our satellites in a timely manner. If Boeing Satellite Systems fails to deliver functioning satellites in a timely manner, the introduction of our service would likely be delayed. If Boeing Satellite Systems were to deliver a satellite late or otherwise default, the remedies we have will not adequately compensate us for any damage caused to our business. Boeing Satellite Systems will not be liable for indirect or consequential damages, or lost revenues or profits, from late delivery or other defaults. Also, our satellite contract entitles Boeing Satellite Systems to certain excusable delays for which we have no remedy. If Boeing Satellite Systems breaches its performance warranty, our only remedy is not to pay Boeing in-orbit performance incentive payments of up to a total of $12.5 million for each satellite. This remedy likely will not adequately compensate us for the damage such breach would cause to our business.

    We are depending on our satellite launch services provider to build our launch vehicles and to launch the satellites. If the satellite launch services provider fails to launch the satellites in a timely manner, we may be unable to meet our business plan timetable. Neither Boeing Satellite Systems nor the satellite launch services provider will be liable to us for any delay in delivery of the satellites up to 180 days caused by our scheduled launch services provider. A delay of more than six months beyond the launch period for either satellite may allow us to select an alternative launch system. This remedy, however, likely would not adequately compensate us for the damage such delay would cause to our business. Although we may be able to use another satellite launch services provider, switching to another provider could involve significant delay and a significant increase in cost.

FAILURE OF THIRD PARTY VENDORS TO SUPPLY RADIOS TO CUSTOMERS IN A TIMELY MANNER WOULD DELAY OUR REVENUES.

    We will rely on third party manufacturers and their distributors to manufacture and distribute XM radios. If one or more manufacturers fails to develop XM radios for timely commercial sale, at an affordable price and with mass market nationwide distribution, the launch of our service could be delayed, our revenues could be less than expected and our business may suffer. We will rely on Delphi-Delco, Sony, Motorola, Pioneer, Alpine, Mitsubishi, Audiovox and Clarion to develop, manufacture and market XM radios for use in the car, and on Sony and SHARP to develop, manufacture and market XM radios for home and portable use. XM radios are not yet available, and our agreements with third party vendors may not result in the timely production of enough affordable XM radios to permit the widespread introduction of our service.

COMPETITION FROM SIRIUS SATELLITE RADIO AND TRADITIONAL AND EMERGING AUDIO ENTERTAINMENT PROVIDERS COULD ADVERSELY AFFECT OUR REVENUES.

    In seeking market acceptance, we will encounter competition for both listeners and advertising revenues from many sources, including

    - Sirius Satellite Radio, the other satellite radio licensee;

    - traditional and, when available, digital AM/FM radio;

    - Internet based audio providers;

    - direct broadcast satellite television audio service; and

    - cable systems that carry audio service.

    Sirius Satellite Radio (formerly named CD Radio) has announced that it has arrangements for the construction, implementation and distribution of its service and that it expects to begin receiving revenue from commercial operations in the first quarter of 2001, which is slightly ahead of our timetable. If Sirius Satellite Radio begins commercial operations significantly before we do, it may gain a competitive advantage over us.

    Unlike XM Radio, traditional AM/FM radio already has a well established market for its services and generally offers free broadcast reception supported by commercial advertising rather than by a subscription fee. Also, many radio stations offer information programming of a local nature, such as traffic and weather reports, which XM Radio is not expected to offer as effectively as local radio, or at all. To the extent that consumers place a high value on these features of traditional AM/FM radio, we will be at a competitive disadvantage.

DEMAND FOR OUR SERVICE MAY BE INSUFFICIENT FOR US TO BECOME PROFITABLE.

    There is currently no mobile satellite digital audio radio service in commercial operation in the United States. As a result, we cannot estimate with any certainty the potential consumer demand for such a service or the degree to which we will meet that demand. Among other things, consumer acceptance of XM Radio will depend upon

    - whether we obtain, produce and market high quality programming consistent with consumers' tastes;

    - the willingness of consumers to pay subscription fees to obtain satellite radio service;

    - the cost and availability of XM radios; and

    - XM Radio's and our competitors' marketing and pricing strategy.

    If demand for our service does not develop as expected, we may not be able to generate enough revenues to become profitable. Although we have commissioned market studies which attempt to measure market demand, these studies are based upon statistical sampling methods and reflect responses to hypothetical questions. Consequently, the data may not be accurate. We caution you not to place undue reliance on this data.

    Because we expect to derive a significant part of our revenues from advertisers as well as subscription revenues, advertiser acceptance also will be critical to the success of our business. Our ability to generate revenues from advertisers will depend on several factors, including the level and type of market penetration of our service, competition for advertising dollars from other media, and changes in the advertising industry. FCC regulations limit our ability to offer our radio service other than to subscribers on a pay-for-service basis. These factors may reduce our potential revenue from advertising.

LARGE PAYMENT OBLIGATIONS UNDER OUR DISTRIBUTION AGREEMENT WITH GENERAL MOTORS MAY PREVENT US FROM BECOMING PROFITABLE.

    We have significant payment obligations under our long-term agreement with General Motors for the installation of XM radios in General Motors vehicles and the distribution of our service to the exclusion of other satellite radio services. These payment obligations, which could total several hundred million dollars over the life of the contract, may prevent us from becoming profitable. A significant portion of these payments are fixed in amount, and we must pay these amounts even if General Motors does not meet performance targets in the contract. Although this agreement is subject to renegotiation if General Motors does not achieve and maintain specified installation levels we cannot predict the outcome of any such renegotiation.

JOINT DEVELOPMENT AGREEMENT FUNDING REQUIREMENTS COULD BE SIGNIFICANT.

    Under our agreement with Sirius Radio, each party is obligated to fund one half of the development cost of the technologies used to develop a unified standard for satellite radios. Each party will be entitled to license fees or a credit towards its one half of the cost based upon the validity, value, use, importance and available alternatives of the technology it contributes. The applicability or validity of Sirius Radio's claims in their former patent suit against us could affect the determination of the amount of license fees or credits relating to contributed or licensed technology under the agreement. The amounts of these fees or credits will be determined over time by agreement of the parties or by arbitration. We cannot predict at this time the amount of license fees or contribution payable by XM or Sirius Radio or the size of the credits to XM and Sirius Radio from the use of their technology. This may require significant additional capital.

IF WE DEFAULT UNDER OUR JOINT DEVELOPMENT AGREEMENT, SIRIUS SATELLITE RADIO'S PATENT INFRINGEMENT LAWSUIT AGAINST US COULD BE REFILED.

    Under our agreement with Sirius Radio for the development of a unified standard for satellite radios, the lawsuit Sirius Radio brought against us in January 1999 alleging our infringement of three Sirius Radio patents was withdrawn. We and Sirius Radio have agreed to cross-license our respective intellectual property. However, if this agreement is terminated before the value of the licenses has been determined due to our failure to perform a material covenant or obligation, then this suit could be refiled.

OUR BUSINESS MAY BE IMPAIRED BY THIRD PARTY INTELLECTUAL PROPERTY RIGHTS.

    Development of the XM Radio system will depend largely upon the intellectual property that we will develop and license from third parties. If the intellectual property that we may develop or use is not adequately protected, others will be permitted to and may duplicate the XM Radio system or service without liability. In addition, others may challenge, invalidate or circumvent our intellectual property rights, patents or existing sublicenses. Some of the know-how and technology we have developed and plan to develop will not be covered by United States patents. Trade secret protection and contractual agreements may not provide adequate protection if there is any unauthorized use or disclosure. The loss of necessary technologies could require us to obtain substitute technology of lower quality performance standards, at greater cost or on a delayed basis, which could harm our business.

    Other parties may have patents or pending patent applications which will later mature into patents or inventions which may block our ability to operate our system or license our technology. We may have to resort to litigation to enforce our rights under license agreements or to determine the scope and validity of other parties' proprietary rights in the subject matter of those licenses. This may be expensive. Also, we may not succeed in any such litigation.

    Third parties may bring suit against us for patent or other infringement of intellectual property rights. Any such litigation could result in substantial cost to, and diversion of effort by, our company, and adverse findings in any proceeding could

    - subject us to significant liabilities to third parties;

    - require us to seek licenses from third parties;

    - block our ability to operate the XM Radio system or license its technology; or

    - otherwise adversely affect our ability to successfully develop and market the XM Radio system.

FAILURE TO COMPLY WITH FCC REQUIREMENTS COULD DAMAGE OUR BUSINESS.

    As an owner of one of two FCC licenses to operate a commercial satellite radio service in the United States, we are subject to FCC rules and regulations, and the terms of our license, which require us to meet certain conditions such as

    - milestone dates, including the requirement that we begin full operation of our system by October 2003;

    - interoperability of our system with the other licensed satellite radio system;

    - coordination of our satellite radio service with radio systems operating in the same range of frequencies in neighboring countries; and

    - coordination of our communications links to our satellites with other systems that operate in the same frequency band.

Non-compliance by us with these conditions could result in fines, additional license conditions, license revocation or other detrimental FCC actions. We may also be subject to interference from adjacent radio frequency users if the FCC does not adequately protect us against such interference in its rulemaking process. In addition, the FCC has not yet issued rules permitting us to deploy terrestrial repeaters to fill gaps in satellite coverage. Our plans to deploy terrestrial repeaters may be impacted by the FCC's rules, when issued.

    Some of our vendors are subject to United States export regulations and will need approval from the State Department under technology export statutes and regulations for the launch of our satellites. Failure to receive such approval or any change in applicable law or policy may delay our satellite launch.

IF THE CHALLENGE TO OUR FCC LICENSE IS SUCCESSFUL, OUR BUSINESS COULD BE HARMED.

    The award of our FCC license was challenged by one of the losing bidders in the initial FCC licensing procedure. The challenge was denied by the FCC, but the losing bidder filed with the FCC for reconsideration of the license award. If this challenge is successful, the FCC could take a range of actions, any of which could harm our ability to proceed with our planned satellite radio service.

OUR SERVICE NETWORK OR OTHER GROUND FACILITIES COULD BE DAMAGED BY NATURAL CATASTROPHES.

    Since our ground-based network will be attached to buildings, towers, and other structures around the country, an earthquake, tornado, flood or other catastrophic event anywhere in the United States could damage our network, interrupt our service and harm our business in the affected area. We will not have replacement or redundant facilities that can be used to assume the functions of our repeater network or of our planned central production and broadcast facility in the event of a catastrophic event. Any damage to our repeater network would likely result in degradation of our service for some subscribers and could result in complete loss of service in affected areas. Damage to our central production and broadcast facility would restrict our production of programming and require us to obtain programming from third parties to continue our service.

CONSUMERS COULD STEAL OUR SERVICE.

    Like all radio transmissions, the XM Radio signal will be subject to interception. Pirates may be able to obtain or rebroadcast XM Radio without paying the subscription fee. Although we plan to use encryption technology to mitigate the risk of signal theft, such technology may not be adequate to prevent theft of the XM Radio signal. If widespread, signal theft could harm our business.

WE NEED TO OBTAIN RIGHTS TO PROGRAMMING, WHICH COULD BE MORE COSTLY THAN ANTICIPATED.

    We must negotiate and enter into music programming royalty arrangements with performing rights societies such as the American Society of Composers, Authors and Publishers, Broadcast Music, Inc. and SESAC, Inc. Radio broadcasters currently pay a combined total of approximately 4% of their revenues to these performing rights societies. We expect to negotiate or establish license fees through a rate court proceeding in the U.S. District Court for the Southern District of New York, but such royalty arrangements may be more costly than anticipated. We must also enter into royalty arrangements with the owners of the sound recordings. Cable audio services currently pay a royalty rate of 6.5% of gross subscriber revenue set by the Librarian of Congress. Although we believe we can distinguish XM Radio sufficiently from the cable audio services in order to negotiate a lower statutory rate, we may not be able to do so.

RAPID TECHNOLOGICAL AND INDUSTRY CHANGES COULD MAKE OUR SERVICE OBSOLETE.

    The satellite industry and the audio entertainment industry are both characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving industry standards. If we are unable to keep pace with these changes, our business may be unsuccessful. Products using new technologies, or emerging industry standards, could make our technologies obsolete. In addition, we may face unforeseen problems when developing the XM Radio system which could harm our business. Because we will depend on third parties to develop technologies used in key elements of the XM Radio system, more advanced technologies which we may wish to use may not be available to us on reasonable terms or in a timely manner. Further, our competitors may have access to technologies not available to us, which may enable them to produce entertainment products of greater interest to consumers, or at a more competitive cost.

THE MARKET PRICE OF OUR STOCK COULD BE HURT BY SUBSTANTIAL PRICE AND VOLUME FLUCTUATIONS.

    Historically, stock prices and trading volumes for emerging companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. This market volatility could depress the price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our common stock would likely significantly decrease.

OUR MAJOR STOCKHOLDERS OWN APPROXIMATELY 70.5% OF OUR STOCK ON A FULLY DILUTED BASIS AND EFFECTIVELY CONTROL US. THEIR INTERESTS MAY CONFLICT WITH OUR INTERESTS AND YOURS.

    As of September 15, 2000, our principal stockholders own approximately 70.5% of our common stock on a fully diluted basis with total voting power of approximately 81.4%. We have entered into material contracts and transactions with our principal stockholders and their affiliates, and we may enter into additional contracts in the future. The composition of our board of directors is governed by a shareholders' agreement among our principal stockholders, which grants them effective management control over us. These stockholders could use their position as principal stockholders and their management control to cause us to take actions that might not be in our interests or yours.

THE HOLDERS OF OUR SERIES C PREFERRED STOCK HAVE CERTAIN VETO RIGHTS.

    Under the terms of our Series C preferred stock, the consent of holders of at least 60% of the Series C preferred stock is required before we can take certain actions, including issuances of additional securities above specified levels and the incurrence of indebtedness under which we must meet financial covenants to avoid default. These requirements could hamper our ability to raise additional funds. The consent of holders of at least 60% of the Series C preferred stock is also required for transactions with affiliates, other than on an arms'-length basis, and for any merger or sale of our assets. The approval for a merger could make it difficult for a third party to acquire us and thus could depress our stock price.

WE NEED PEOPLE WITH SPECIAL SKILLS TO DEVELOP, LAUNCH AND MAINTAIN OUR NEW SERVICE. IF WE CANNOT FIND AND KEEP THESE PEOPLE, OUR BUSINESS AND STOCK PRICE COULD SUFFER.

    We depend on the continued efforts of our executive officers and key employees who have specialized technical knowledge regarding our satellite and radio systems and business knowledge regarding the radio industry and subscription services. If we lose the services of one or more of these employees, or fail to attract qualified replacement personnel, it could harm our business and our future prospects.

IT MAY BE HARD FOR A THIRD PARTY TO ACQUIRE US, AND THIS COULD DEPRESS OUR STOCK PRICE.

    We are a Delaware company with unissued preferred stock, the terms of which can be set by our board of directors. Antitakeover provisions in Delaware law and our ability to adopt a shareholder rights plan using our preferred stock could make it difficult for a third party to acquire us, even if doing so would benefit our stockholders. This could depress our stock price.

FUTURE SALES OF OUR CLASS A COMMON STOCK IN THE PUBLIC MARKET COULD LOWER ITS STOCK PRICE AND IMPAIR OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

    As of September 15, 2000, we had 34,026,909 shares of Class A common stock outstanding, or 71,322,710 shares assuming conversion of all 16,557,262 shares of our Class B common stock, 10,786,504 shares of our Series A convertible preferred stock, 867,289 shares of our Series B convertible redeemable preferred stock and 235,000 shares of our Series C convertible redeemable preferred stock outstanding. Sales of a large number of shares could adversely affect the market price of our Class A common stock, which could impair our ability to raise funds in additional stock offerings.

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    Motient, which owns 200,000 shares of our Class A common stock and all
16,557,262 shares of our Class B common stock, is prohibited from selling any of these shares, other than to affiliates, until October 8, 2000 or when we commence commercial operations, whichever comes first. At that time, these shares will be freely tradable, subject to the provisions of Rule 144 or Rule 701 under the Securities Act. Motient has experienced substantial appreciation in the value of its shares relative to the price paid for them. In the event Motient elects to sell its shares, the price of our stock could materially decline, irrespective of our performance.

    We have filed registration statements under the Securities Act to cover all 5,300,000 shares of our Class A common stock subject to outstanding stock options or reserved for issuance under our stock plans. These registration statements became effective upon filing. Accordingly, shares registered under these registration statements are, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, available for sale in the open market, and in the case of our officers, directors and stockholders who have entered into lock-up agreements, available for sale after lock-up agreements expire. As of September 15, 2000, options to purchase 2,888,108 shares of our Class A common stock were outstanding.

    The holders of approximately 16 million shares of our Class A common stock, all of our Series A convertible preferred stock, all of our Class B common stock and all of our Series C convertible redeemable preferred stock have the right to request registration of their shares in future public offerings of our equity securities. Sony Electronics owns a warrant that may in the future be exercisable for up to 2% of our Class A common stock on a fully-diluted basis depending on Sony's success in achieving certain sales targets. Sony will have the right to request registration of these shares in future public offerings.

OUR FORWARD-LOOKING STATEMENTS ARE SPECULATIVE AND MAY PROVE TO BE WRONG.

    Much of the information in this prospectus consists of forward-looking statements based on our current expectations. These statements are inherently predictive and speculative, and you must not assume that they will prove to be correct. You can often identify these statements by forward-looking words such as

    - "may;"

    - "will," "intend," "plan to;"

    - "expect," "anticipate," "project," "believe," "estimate;"

    - "continue" or similar words.

    You should read such statements very carefully because they

    - discuss our future plans or expectations;

    - contain projections of our future financial condition or results of operations; or

    - state other forward-looking information.

    When you consider such forward-looking statements, you should keep in mind the risk factors above and the other cautionary statements in this prospectus because they provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

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                                USE OF PROCEEDS

    Unless otherwise described in a supplement to this prospectus used to offer specific securities, we intend to use the net proceeds from the sale of securities under this prospectus along with funds available from prior offerings and from other financing sources for operational, promotional, subscriber acquisition, joint development and manufacturing costs and expenses and for working capital and general corporate purposes.

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                         DESCRIPTION OF DEBT SECURITIES

    The following description of the terms of the debt securities summarizes some general terms that will apply to the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the prospectus supplement relating thereto and to the following description. The description is not complete, and we refer you to the indenture that we filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

GENERAL

    The debt securities will be either our senior debt securities or our subordinated debt securities. We will issue our debt securities under an indenture between us and one or more commercial banks to be selected as trustees, which we refer to as the "trustee". The indenture may be supplemented by one or more supplemental indentures. We refer to the indenture, together with any supplemental indenture, as the "indenture" throughout the remainder of this prospectus.

    The indenture does not limit the amount of debt securities that we may issue. The indenture provides that debt securities may be issued up to the principal amount that we authorize from time to time. The senior debt securities will be unsecured and will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated and junior to all senior indebtedness. The terms of the indenture do not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations, financial condition or transactions involving us, but those provisions may be included in the documents that include the specific terms of the debt securities.

    We may issue the debt securities in one or more separate series of senior debt securities and subordinated debt securities. The prospectus supplement relating to the particular series of debt securities being offered will specify the particular amounts, prices and terms of those debt securities. These terms may include:

    - the title of the debt securities;

    - any limit upon the aggregate principal amount of the debt securities;

    - if other than United States dollars, the currency or currencies, including the euro and other composite currencies, in which payments on the debt securities will be payable and whether the holder may elect payment to be made in a different currency;

    - the date or dates when payments on the principal must be made or the method of determining that date or dates;

    - interest rates, and the dates from which interest, if any, will accrue, and the dates when interest is payable and the maturity;

    - the right, if any, to extend the interest payment periods and the duration of the extensions;

    - the places where payments may be made and the manner of payments;

    - any mandatory or optional redemption provisions;

    - subordination provisions;

    - the denominations in which debt securities will be issued;

    - the terms applicable to any debt securities issued at a discount from their stated principal amount;

    - the currency or currencies of payment of principal or interest; and the period, if any, during which a holder may elect to pay in a currency other than the currency in which the debt securities are denominated;

    - if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any;

    - whether the debt securities will be issued in fully registered form without coupons or in bearer form, with or without coupons, or any combination of these, and whether they will be issued in the form of one or more global securities in temporary or definitive form;

    - whether and on what terms we will pay additional amounts to holders of the debt securities that are not United States persons in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

    - the certificates or forms required for the issuance of debt securities in definitive form;

    - the trustees, depositaries, authenticating or paying agents, transfer agents or registrars of the debt securities;

    - any deletions of, or changes or additions to, the events of default or covenants;

    - the terms, if any, of any guarantee of the payment of principal, premium, and interest with respect to debt securities of the series and any corresponding changes to the indenture as then in effect;

    - conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments to those prices and rates; and

    - any other specific terms of the debt securities.

    If any debt securities are sold for any foreign currency or currency unit or if any payments on the debt securities are payable in any foreign currency or currency unit, the prospectus supplement will contain any restrictions, elections, tax consequences, specific terms and other information with respect to the debt securities and the foreign currency or currency unit.

    Some of the debt securities may be issued as original issue discount debt securities. Original issue discount securities may bear no interest or bear interest at below-market rates and will be sold at a discount below their stated principal amount and may bear no or below market interest. The prospectus supplement will also contain any special tax, accounting or other information relating to original issue discount securities or other kinds of debt securities that may be offered, including debt securities linked to an index or payable in currencies other than United States dollars.

REGISTRAR AND PAYING AGENT

    The debt securities may be presented for registration of transfer or for exchange at the corporate trust office of the security registrar or at any other office or agency that we maintain for those purposes. In addition, the debt securities may be presented for payment of principal, interest and any premium at the office of the paying agent or at any office or agency that we maintain for those purposes.

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GLOBAL SECURITIES

    We may issue the debt securities of a series in whole or in part in the form of one or more global certificates that will be deposited with a depositary we will identify in a prospectus supplement. We may issue global debt securities in either registered or unregistered form and in either temporary or definitive form. We will describe the specific terms of the depositary arrangement with respect to any series of debt securities in the prospectus supplement.

CONVERSION OR EXCHANGE RIGHTS

    Debt securities may be convertible into or exchangeable for shares of our equity securities or equity securities of our subsidiaries or affiliates. The terms and conditions of conversion or exchange will be stated in the applicable prospectus supplement. The terms will include, among others, the following:

    - the conversion or exchange price;

    - the conversion or exchange period;

    - provisions regarding the convertibility or exchangeability of the debt securities, including who may convert or exchange;

    - events requiring adjustment to the conversion or exchange price;

    - provisions affecting conversion or exchange in the event of our redemption of the debt securities; and

    - any anti-dilution provisions, if applicable.

REGISTERED GLOBAL SECURITIES

    Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

    - by the depositary for that registered global security to its nominee;

    - by a nominee of the depositary to the depositary or another nominee of the depositary; or

    - by the depositary or its nominee to a successor of the depositary or a nominee of the successor.

    The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement involving any portion of the series represented by a registered global security.

    We anticipate that the following provisions will apply to all depositary arrangements for debt securities:

    - ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for that registered global security, these persons being referred to as "participants", or persons that may hold interests through participants;

    - upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants;

    - any dealers, underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

    - ownership of a beneficial interest in that registered global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary for that registered global security for interests of participants and on the records of participants for interests of persons holding through participants.

    The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

    So long as the depositary for a registered global security, or its nominee, is the registered owner of that registered global security, the depositary or that nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as stated below, owners of beneficial interests in a registered global security:

    - will not be entitled to have the debt securities represented by a registered global security registered in their names;

    - will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

    - will not be considered the owners or holders of the debt securities under the indenture.

    Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

    We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

    We will make payments of principal and premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee as the registered owners of the registered global security. None of us, the trustee or any other of our agents or agents of the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

    We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name." We also expect that any of these payments will be the responsibility of the participants.

    If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or stops being a clearing agency registered under the Exchange Act, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more registered global securities. In that event, we will issue debt securities of the series in a definitive form in exchange for all of the registered global securities representing the debt securities. The trustee will register any debt securities issued in definitive form in exchange for a registered global security in the name or names as the depositary, based upon instructions from its participants, will instruct the trustee.

    We may also issue bearer debt securities of a series in the form of one or more global securities, referred to as "bearer global securities." We will deposit these securities with a common depositary for Euroclear System and Clearstream Banking, or with a nominee for the depositary identified in the prospectus supplement relating to the series. The prospectus supplement relating to a series of debt securities represented by a bearer global security will describe the applicable terms and procedures. These will include the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, in proportion to the series represented by a bearer global security.

EVENTS OF DEFAULT

    Unless otherwise provided for in the prospectus supplement, the term "event of default," when used in the indenture means any of the following:

    - failure to pay interest for 30 days after the date payment is due and payable; however, if we extend an interest payment period under the terms of the debt securities, the extension will not be a failure to pay interest;

    - failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise;

    - failure to make sinking fund payments, if any, when due;

    - failure to perform other covenants for 60 days after notice that performance was required;

    - events in bankruptcy, insolvency or reorganization of our company; or

    - any other event of default provided in the applicable resolution of our board of directors or the supplemental indenture under which we issue a series of debt securities.

    An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. If an event of default relating to the payment of interest, principal or any sinking fund installment involving any series of debt securities has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of each affected series may declare the entire principal of all the debt securities of that series to be due and payable immediately.

    If an event of default relating to the performance of other covenants occurs and is continuing for a period of 60 days after notice of that event of default, or if any other event of default occurs and is continuing involving all of the series of senior debt securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of senior debt securities may declare the entire principal amount of all of the series of senior debt securities due and payable immediately.

    Similarly, if an event of default relating to the performance of other covenants occurs and is continuing for a period of 60 days after notice, or if any other event of default occurs and is continuing involving all of the series of subordinated debt securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of subordinated debt securities may declare the entire principal amount of all of the series of subordinated debt securities due and payable immediately.

    If, however, the event of default relating to the performance of other covenants or any other event of default that has occurred and is continuing is for less than all of the series of senior debt securities or subordinated debt securities, then, the trustee or the holders of not less than 25% in aggregate principal amount of each affected series of the senior debt securities or the subordinated debt securities, as the case may be, may declare the entire principal amount of all debt securities of that affected series due and payable immediately. The holders of not less than a majority, or any applicable supermajority, in aggregate principal amount of the debt securities of a series may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving the series.

    If an event of default relating to events in bankruptcy, insolvency or reorganization occurs and is continuing, then the principal amount of all of the debt securities outstanding, and any accrued interest, will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

    The indenture imposes limitations on suits brought by holders of debt securities against us. Except for actions for payment of overdue principal or interest, no holder of debt securities of any series may institute any action against us under the indenture unless:

    - the holder has previously given to the trustee written notice of default and continuance of that default;

    - the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested that the trustee institute the action;

    - the requesting holders have offered the trustee reasonable indemnity for expenses and liabilities that may be incurred by bringing the action;

    - the trustee has not instituted the action within 60 days of the request;
      and

    - the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of the series.

    We will be required to file annually with the trustee a certificate, signed by an officer of our company, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    We can discharge or defease our obligations under the indenture as stated below or as provided in the prospectus supplement.

    Unless otherwise provided in the applicable prospectus supplement, we may discharge obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable, or are scheduled for redemption, within one year. We may effect a discharge by irrevocably depositing with the trustee cash or United States government obligations, as trust funds, in an amount certified to be enough to pay when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on the debt securities and any mandatory sinking fund payments.

    Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time, which we refer to as "defeasance." We may also be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indenture, and we may omit to comply with

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those covenants without creating an event of default under the trust declaration, which we refer to as "covenant defeasance." We may effect defeasance and covenant defeasance only if, among other things:

    - we irrevocably deposit with the trustee cash or United States government obligations, as trust funds, in an amount certified to be enough to pay at maturity, or upon redemption, the principal, premium, if any, and interest on all outstanding debt securities of the series;

    - we deliver to the trustee an opinion of counsel from a nationally recognized law firm to the effect that (a) in the case of covenant defeasance, the holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance, and will be subject to tax in the same manner and at the same times as if no covenant defeasance had occurred and (b) in the case of defeasance, either we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in applicable United States federal income tax law, and based on that ruling or change, the holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance and will be subject to tax in the same manner as if no defeasance had occurred; and

    - in the case of subordinated debt securities, no event or condition will exist that, based on the subordination provisions applicable to the series, would prevent us from making payments of principal of, premium, if any, and interest on any of the applicable subordinated debt securities at the date of the irrevocable deposit referred to above or at any time during the period ending on the 91st day after the deposit date.

    Although we may discharge or decrease our obligations under the indenture as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

MODIFICATION OF THE INDENTURE

    Except as provided in the prospectus supplement, the indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

    - secure any debt securities;

    - evidence the assumption by a successor corporation of our obligations and the conversion of any debt securities into the capital stock of that successor corporation, if the terms of those debt securities so provide;

    - add covenants for the protection of the holders of debt securities;

    - cure any ambiguity or correct any inconsistency in the indenture;

    - establish the forms or terms of debt securities of any series; and

    - evidence and provide for the acceptance of appointment by a successor trustee.

    The indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of all series of senior debt securities or of subordinated debt securities then outstanding and affected, voting as one class, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected:

    - extend the final maturity of any debt security;

    - reduce the principal amount or premium, if any;

    - reduce the rate or extend the time of payment of interest;

    - reduce any amount payable on redemption;

    - change the currency in which the principal, unless otherwise provided for a series, premium, if any, or interest is payable;

    - reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration or provable in bankruptcy;

    - impair the right to institute suit for the enforcement of any payment on any debt security when due; or

    - reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture.

CONCERNING THE TRUSTEE

    The indenture provides that there may be more than one trustee under the indenture, each for one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under the indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by that trustee only on the one or more series of debt securities for which it is the trustee under the indenture. Any trustee under the indenture may resign or be removed from one or more series of debt securities. All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery of, the debt securities of a series will be effected by the trustee for that series at an office designated by the trustee of that series in New York, New York.

    If the trustee becomes a creditor of our company, the indenture places limitations on the right of the trustee to obtain payment of claims or to realize on property received in respect of any such claim as security or otherwise. The trustee may engage in other transactions. If it acquires any conflicting interest relating to any duties concerning the debt securities, however, it must eliminate the conflict or resign as trustee.

    The holders of a majority in aggregate principal amount of any series of debt securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee concerning the applicable series of debt securities, so long as the direction:

    - would not conflict with any rule of law or with the indenture;

    - would not be unduly prejudicial to the rights of another holder of the debt securities; and

    - would not involve any trustee in personal liability.

    The indenture provides that if an event of default occurs, is not cured and is known to any trustee, the trustee must use the same degree of care as a prudent person would use in the conduct of his or her own affairs in the exercise of the trust's power. The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they have offered to the trustee security and indemnity satisfactory to the trustee.

NO INDIVIDUAL LIABILITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS OR DIRECTORS

    The indenture provides that no incorporator and no past, present or future shareholder, officer or director of our company or any successor corporation in those capacities will have any individual liability for any of our obligations, covenants or agreements under the debt securities or the indenture.

GOVERNING LAW

    The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

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                          DESCRIPTION OF COMMON STOCK

    Our authorized capital stock consists of 180,000,000 shares of Class A common stock, $.01 par value per share, 30,000,000 shares of Class B common stock, $.01 par value per share, 30,000,000 shares of Class C common stock, $.01 par value per share, 15,000,000 shares of Series A convertible preferred stock, $.01 par value per share, 3,000,000 shares of 8.25% Series B convertible redeemable preferred stock, $.01 par value per share and 250,000 shares of 8.25% Series C convertible redeemable preferred stock, $.01 par value per share. The following summary description of our capital stock is subject to our Restated Certificate of Incorporation and Restated Bylaws and the Delaware General Corporation Law.

COMMON STOCK

    As of September 15, 2000, there were 34,026,909 shares of Class A common stock outstanding and 16,557,262 shares of Class B common stock outstanding.

CLASS A COMMON STOCK

    Holders of our Class A common stock are entitled

    - to one vote for each share held on any matter submitted for stockholder approval;

    - to receive on a pro rata basis, dividends and distributions, if any, as the board of directors may declare out of legally available funds; and

    - upon the liquidation, dissolution, winding up or insolvency of the company, to share ratably in the net assets of our company available after we pay our liabilities and any preferential amounts to which holders of the Series A convertible preferred stock may be entitled.

    Holders of our Class A common stock have no preemptive, redemption or sinking fund rights.

CLASS B COMMON STOCK

    Our Class B common stock has the same rights as our Class A common stock except that our Class B common stock is entitled to three votes for each share. Shares of our Class B common stock are convertible into shares of Class A common stock on a one-for-one basis, subject to antidilution protection if we effect a recapitalization.

CLASS C COMMON STOCK

    Holders of our Class C common stock are entitled to the same rights as holders of Class A common stock except that the holders of our Class C common stock are not entitled to vote on any matter submitted for stockholder approval.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Class A common stock is BankBoston, N.A.

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                         DESCRIPTION OF PREFERRED STOCK

    We are authorized to issue 60,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of September 15, 2000, 11,888,793 shares of Preferred Stock were issued and outstanding, consisting of 10,786,504 shares of Series A convertible preferred stock, 867,289 shares of 8.25%
Series B convertible redeemable preferred stock, and 235,000 shares of 8.25% Series C convertible redeemable preferred stock.

    Under our certificate of incorporation, shares of Preferred Stock may be issued from time to time, in one or more series as authorized by our Board of Directors. Prior to issuance of shares of each series, the Board of Directors may file a certificate of designations with the Secretary of State of the State of Delaware, fixing for each such series the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then market price of such shares.

    The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any supplement to this prospectus may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our certificate of incorporation and bylaws and the Delaware General Corporation Law.

GENERAL

    Subject to limitations prescribed by Delaware law and our certificate of incorporation and bylaws, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

    The prospectus supplement relating to the series of Preferred Stock offered thereby will describe the specific terms of such securities, including:

    (1) the title and stated value of such Preferred Stock;

    (2) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

    (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

    (5) the procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) the provisions for a sinking fund, if any, for such Preferred Stock;

    (7) the provisions for redemption, if applicable, of such Preferred Stock;

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
    (8) any listing of such Preferred Stock on any securities exchange;

    (9) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into our Common Stock, including the conversion price (or manner of calculation thereof) and conversion period;

    (10) a discussion of federal income tax considerations applicable to such Preferred Stock;

    (11) the rank of such Preferred Stock with respect to dividend rights and rights upon our liquidation, dissolution or winding up of affairs;

    (12) the voting rights, if any, of holders of such Preferred Stock;

    (13) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon our liquidation, dissolution or winding up of affairs; and

    (14) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

TRANSFER AGENT

    The registrar and transfer agent for a particular series of Preferred Stock will be set forth in the applicable prospectus supplement.

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                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    We may issue receipts for depositary shares, each of which depositary receipts will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable prospectus supplement. Shares of Preferred Stock of each series represented by depositary shares will be deposited under a separate Deposit Agreement among us, the depositary named therein and the holders from time to time of the depositary receipts. Subject to the terms of the Deposit Agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the Preferred Stock represented by such depositary shares (including dividend, voting, conversion, redemption and liquidation rights).

    The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by us to the preferred stock depositary, we will cause the preferred stock depositary to issue, on our behalf, the depositary receipts. Copies of the applicable form of Deposit Agreement and depositary receipt may be obtained from us upon request, and the statements made hereunder relating to the Deposit Agreement and the depositary receipts to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related depositary receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of such depositary receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary.

    In the event of a distribution other than in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary, unless the preferred stock depositary determines that it is not feasible to make such distribution, in which case the preferred stock depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

    No distribution will be made in respect of any depositary share to the extent that it represents any Preferred Stock converted into other securities.

WITHDRAWAL OF STOCK

    Upon surrender of the depositary receipts at the corporate trust office of the preferred stock depositary (unless the related depositary shares have previously been called for redemption or converted into other securities), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional shares of the Preferred Stock and any money or other property represented by the depositary shares evidenced by such depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each depositary share as specified in the applicable prospectus supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of Preferred Stock to be withdrawn, the preferred stock depositary

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will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

REDEMPTION OF DEPOSITARY SHARES

    Whenever we redeem shares of Preferred Stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same redemption date the number of depositary shares representing shares of the Preferred Stock so redeemed, provided we shall have paid in full to the preferred stock depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method we determine.

    From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled upon such redemption and surrender thereof to the preferred stock depositary.

VOTING OF THE PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the preferred stock depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares which represent such Preferred Stock. Each record holder of depositary receipts evidencing depositary shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's depositary shares. The preferred stock depositary will vote the amount of Preferred Stock represented by such depositary shares in accordance with such instructions, and we will agree to take all reasonable action which may be deemed necessary by the preferred stock depositary in order to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the amount of Preferred Stock represented by such depositary shares to the extent it does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares. The preferred stock depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the preferred stock depositary.

LIQUIDATION PREFERENCE

    In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the depositary shares evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.

CONVERSION OF PREFERRED STOCK

    The depositary shares, as such, are not convertible into our Common Stock or any other of our securities or property. Nevertheless, if so specified in the applicable prospectus supplement relating to an offering of depositary shares, the depositary receipts may be surrendered by holders thereof to the preferred stock depositary with written instructions to the preferred stock depositary to instruct us to cause conversion of the Preferred Stock represented by the depositary shares evidenced by such depositary receipts into whole shares of our Common Stock, other shares of our Preferred Stock or other shares of stock, and we have agreed that upon receipt of such instructions and any amounts payable in respect thereof, we will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, a new depositary receipt or receipts will be issued for any depositary shares not to be converted. No fractional shares of our Common Stock will be issued upon conversion, and if such conversion would result in a fractional share being issued, an amount will be paid in cash by us equal to the value of the fractional interest based upon the closing price of our Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT

    The form of depositary receipt evidencing the depositary shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between us and the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least 66 2/3% of the depositary shares evidenced by the depositary receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Depositary Agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

    The Deposit Agreement may be terminated by us upon not less than 30 days' prior written notice to the preferred stock depositary if a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon the preferred stock depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the depositary shares evidenced by such depositary receipts together with any other property held by the preferred stock depositary with respect to such depositary receipts. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding depositary shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into securities of ours not so represented by depositary shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, we will pay the fees and expenses of the preferred stock depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of depositary receipts will pay the fees and expenses of the preferred stock depositary for any

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duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The preferred stock depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the preferred stock depositary, any such resignation or removal to take effect upon the appointment of a successor preferred stock depositary. A successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    The preferred stock depositary will forward to holders of depositary receipts any reports and communications from us that are received by the preferred stock depositary with respect to the related Preferred Stock.

    Neither we nor the preferred stock depositary will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of us and the preferred stock depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the depositary shares), gross negligence or willful misconduct, and we and the preferred stock depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. We and the preferred stock depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

    In the event the preferred stock depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the preferred stock depositary shall be entitled to act on such claims, requests or instructions received from us.

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                            DESCRIPTION OF WARRANTS

    We may offer by means of this prospectus warrants for the purchase of our debt securities, Preferred Stock, depositary shares or Common Stock. We may issue warrants separately or together with any other securities offered by means of this prospectus, and the warrants may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified therein. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

    The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered: (1) the title and issuer of such warrants; (2) the aggregate number of such warrants; (3) the price or prices at which such warrants will be issued;
(4) the currencies in which the price or prices of such warrants may be payable;
(5) the designation, amount and terms of the securities purchasable upon exercise of such warrants; (6) the designation and terms of the other securities with which such warrants are issued and the number of such warrants issued with each such security; (7) if applicable, the date on and after which such warrants and the securities purchasable upon exercise of such warrants will be separately transferable; (8) the price or prices at which and currency or currencies in which the securities purchasable upon exercise of such warrants may be purchased; (9) the date on which the right to exercise such warrants shall commence and the date on which such right shall expire; (10) the minimum or maximum amount of such warrants which may be exercised at any one time;
(11) information with respect to book-entry procedures, if any; (12) a discussion of certain federal income tax considerations; and (13) any other material terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

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
                             DESCRIPTION OF RIGHTS

    We may issue rights to our shareholders for the purchase of shares of our Common Stock. Each series of rights will be issued under a separate rights agreement to be entered into between us and a bank or trust company, as rights agent, all as set forth in the prospectus supplement relating to the particular issue of rights. The rights agent will act solely as our agent in connection with the certificates relating to the rights of such series and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights. The Rights Agreement and the rights certificates relating to each series of rights will be filed with the SEC and incorporated by reference as an exhibit to the Registration Statement of which this prospectus is a part.

    The applicable prospectus supplement will describe the terms of the rights to be issued, including the following, where applicable: (1) the date for determining the shareholders entitled to the rights distribution; (2) the aggregate number of shares of Common Stock purchasable upon exercise of such rights and the exercise price; (3) the aggregate number of rights being issued;
(4) the date, if any, on and after which such rights may be transferable separately; (5) the date on which the right to exercise such rights shall commence and the date on which such right shall expire; (6) any special United States federal income tax consequences; and (7) any other terms of such rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of such rights.

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
                             BOOK-ENTRY SECURITIES

    The securities offered by means of this prospectus may be issued in whole or in part in book-entry form, meaning that beneficial owners of the securities will not receive certificates representing their ownership interests in the securities, except in the event the book-entry system for the securities is discontinued. Securities issued in book entry form will be evidenced by one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to the securities. The Depository Trust Company is expected to serve as depositary. Unless and until it is exchanged in whole or in part for the individual securities represented thereby, a global security may not be transferred except as a whole by the depositary for the global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by the depositary or any nominee of such depositary to a successor depositary or a nominee of such successor. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a class or series of securities that differ from the terms described here will be described in the applicable prospectus supplement.

    Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the following provisions will apply to depositary arrangements.

    Upon the issuance of a global security, the depositary for the global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual securities represented by such global security to the accounts of persons that have accounts with such depositary, who are called "participants." Such accounts shall be designated by the underwriters, dealers or agents with respect to the securities or by us if the securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to the depositary's participants or persons that may hold interests through such participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee (with respect to beneficial interests of participants) and records of the participants (with respect to beneficial interests of persons who hold through participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

    So long as the depositary for a global security or its nominee is the registered owner of such global security, such depositary or nominee, as the case may be, will be considered the sole owner or holder of the securities represented by such global security for all purposes under the applicable indenture or other instrument defining the rights of a holder of the securities. Except as provided below or in the applicable prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture or other instrument defining the rights of the holders of the securities.

    Payments of amounts payable with respect to individual securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such securities. None of us, our officers and directors or any trustee, paying agent or security registrar for an individual series of securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    We expect that the depositary for a series of securities offered by means of this prospectus or its nominee, upon receipt of any payment of principal, premium, interest, dividend or other amount in

                                       36
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respect of a permanent global security representing any of such securities, will immediately credit its participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security for such securities as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

    If a depositary for a series of securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue individual securities of such series in exchange for the global security representing such series of securities. In addition, we may, at any time and in our sole discretion, subject to any limitations described in the applicable prospectus supplement relating to such securities, determine not to have any securities of such series represented by one or more global securities and, in such event, will issue individual securities of such series in exchange for the global security or securities representing such series of securities.

                                       37
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                              PLAN OF DISTRIBUTION

    We may sell securities offered by means of this prospectus to one or more underwriters for public offering and sale by them or may sell such securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of such securities will be named in the prospectus supplement relating to the securities.

    Underwriters may offer and sell securities offered by means of this prospectus at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell securities by means of this prospectus upon the terms and conditions as are set forth in the prospectus supplement relating to such securities. In connection with a sale of securities offered by means of this prospectus, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities offered by means of this prospectus to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by us to underwriters or agents in connection with the offering of securities offered by means of this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit realized by them upon the resale of the offered securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in a prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase securities of the series to which such prospectus supplement relates providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular offered securities that may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (i) the purchase by an institution of the particular securities offered shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the particular securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of such securities or number of warrants less the principal amount or number thereof, as the case may be, covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of us or such institutional investors thereunder.

    We may agree to sell securities to an underwriter for a delayed public offering and may further agree to adjustments before the public offering to the underwriters' purchase price for the securities based on changes in the market value of the securities. The prospectus supplement relating to any such public offering will contain information on the number of securities to be sold, the manner of sale or other distribution, and other material facts relating to the public offering.

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    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

    Certain legal matters with respect to the securities offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

    Our consolidated financial statements as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999 and for the period from December 15, 1992 (date of inception) through December 31, 1999, have been incorporated by reference herein and in the registration statement, in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP contains an explanatory paragraph that states that we have not commenced operations and are dependent upon additional debt or equity financings, which raises substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

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                           [XM SATELLITE RADIO LOGO]